Commission File Number

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

May 15, 2006

eircom Group plc

Valentia Telecommunications

eircom Funding

eircom Limited

(Translation of registrant’s name into English)

114 St. Stephen’s Green West,

Dublin 2

Ireland

Tel: (+353) 1 602 7900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On May 15, 2006 Valentia Telecommunications, issued a Press Release, a copy of which is attached as Exhibit 99.1 hereto.

On May 15, 2006, eircom Group plc, Valentia Telecommunications, eircom Funding, and eircom Limited released their quarterly bond report, for the year ended March 31, 2006, a copy of which is attached as Exhibit 99.2 hereto.

Disclosure Regarding Forward-Looking Statements

This report may include forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “may,” “will” or “should” or, in each case, their negative, or other variations or comparable terminology, or by discussions of strategy. These forward-looking statements include all matters that are not historical facts.

eircom Group plc

Preliminary results for the year ended

31 March 2006

eircom Group plc

PRELIMINARY RESULTS ANNOUNCEMENT

TO 31 MARCH 2006

HIGHLIGHTS FOR THE YEAR END UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS

•	Revenue of €1,693 million (compared to €1,598 million last year).

•	EBITDA before restructuring programme costs, non-cash pension charges and profit on disposal of property and investments, of €601 million, resulting in an EBITDA margin on the same basis of 35%.

•	Significant pre taxation profits on disposal of property and investments in the year end of c. €52 million, not included above, and c. €63 million of cash received.

•	€233 million of capex cash outflow in the financial year, with a focus on increasing capacity, demand led growth, DSL roll-out and capex relating to Meteor since December 2005.

•	Increased sales & marketing spend and discounts to drive DSL and Talktime packages. DSL customers increased to 230,000 at 31 March 2006 and to 250,000 customers as of 12 May 2006.

•	The acquisition by eircom Limited of Meteor Ireland Holdings, LLC, the holding company of Meteor Mobile Communications Limited, from Western Wireless International Holding Corporation was completed on 23 November 2005.

•	Meteor results were EBITDA positive for the four months ended 31 March 2006. Total mobile subscribers of 625,000 as at 31 March 2006.

•	The rights issue to fund the acquisition of Meteor was completed on 7 October with 313,349,862 ordinary shares being issued at a share price of €1.35 per share.

•	Second interim dividend of 5.2 cents in respect of the financial year ended 31 March 2006 approved by the board on 14 May 2006 with a payment date of 26 June 2006 and a record date of 26 May 2006. The ordinary shares will go ex-dividend on 24 May 2006.

eircom Group plc

Offer update

On 24 April 2006, the Independent Board5 of the Company announced that it had entered into a bidding agreement with Babcock & Brown Capital Limited (BCM) and the eircom ESOP Trustee Limited (the ESOT) under which it agreed to provide due diligence information on the Company to BCM and the ESOT. The bidding agreement was entered into in the context of the potential offer by BCM and the ESOT of €2.20 in cash for each ordinary share in the Company (together with the right for shareholders to receive a dividend of approximately 5.2 cents per ordinary share) with a preference share alternative entitling ordinary shareholders to receive unlisted preference shares in the offeror bidding vehicle.

Due diligence and discussions between the Independent Board of the Company and BCM and the ESOT are continuing and a further announcement will be made if and when appropriate.

Dividend

On 14 May 2006 the board declared a second interim dividend in respect of the financial year ended 31 March 2006 of 5.2 cents per ordinary share payable on 26 June 2006 to all ordinary shareholders on the register of members as at 26 May 2006. The second interim dividend is in substitution for a final dividend in respect of the financial year to 31 March 2006 and no final dividend will be proposed at the annual general meeting.

eircom Group plc

Commenting on the results, eircom Chief Executive, Dr Philip Nolan said:

This year eircom has continued to deliver on the three strands of our stated strategy, driving performance in our core fixed line business, growing broadband and capturing value in mobile. All of this has been achieved against a backdrop of significant corporate activity, including the highly successful rights issue to fund the Meteor purchase.

Although the trends of increasing competition and pressure on margins continue, our core fixed line business recorded a strong fourth quarter delivering Adjusted EBITDA of €157 million. This brings the full year performance of the fixed line business to an Adjusted EBITDA of €597 million down by €13 million (2%) versus last year. A positive contribution from Meteor in quarter four brings Adjusted EBITDA for the group to €601 million.

Our investment in DSL Broadband is now delivering consistent growth, with around 250,000 customers today. Currently c.85% of our lines are connected to broadband enabled exchanges, allowing around three-quarters of the population to access broadband. DSL broadband availability in Ireland is now at a comparable level to our European peers.

Meteor continues to grow strongly. Subscriber numbers have grown by 66% over the year to 625,000 at the year-end whilst turnover has approximately doubled year on year. Subscriber growth in the fourth quarter was 60,000, of which 13,000 were post-paid customers. Post-paid now accounts for c.8% of the total subscriber base. Meteor’s total market share at 15% is well on its way to meet our target of 20% set at the time of the acquisition. Despite investing heavily for growth, Meteor contributed €4 million to Group EBITDA in the last quarter.

Investment in our fixed network continues and we have commenced a major investment programme to enhance the Meteor network. Our total capex for the year including Meteor and property was €233 million.

Overall the company continues to perform well whilst building a platform for the future and the strong performance allows the board to declare a second interim dividend of 5.2 cents which will be paid 26 June 2006.

15th May 2006

eircom Group plc

Financial Highlights

	Financial Year ended 31 March 05	Financial Year ended 31 March 06	% Change[1]
	€’m	€’m
Revenue	1,598	1,693	6
EBITDA before restructuring programme costs, non-cash pension charges and profit on disposal of property and investments	610	601	(1)
Operating profit before restructuring programme costs, non-cash pension charges and profit on disposal of property and investments	294	268	(9)
Group operating profit	213	234	10

Operational Highlights

	Year ended 31 Mar 2005	Year ended 31 Mar 2006	% Change[2]
Total access channels (thousands)	2,110	2,222	5
Retail traffic minutes (millions)	11,603	10,524	(9)
Wholesale interconnect minutes (millions)	8,016	9,244	15
Period-end headcount for fixed line services (excluding agency)	7,275	7,109	(2)
Period-end headcount for mobile services (excluding agency)	—	530	n/a
Total mobile subscribers (thousands)	—	625	n/a

Key Ratios

	Year ended 31 March 2005%[1]	Year ended 31 March 2006%[1]
EBITDA margin before restructuring programme costs, non-cash pension charges and profit on disposal of property and investments	38	35
Operating profit margin before restructuring programme costs, non-cash pension charges and profit on disposal of property and investments	18	16
Operating profit margin	13	14

eircom Group plc

Reconciliation of earnings before interest, taxation, depreciation, amortisation, restructuring programme costs, non-cash pension charges and profit on disposal of property and investments to operating profit

	Financial Year ended 31 Mar 2005	Financial Year ended 31 Mar 2006
	€’m	€’m
Operating profit	213	234
Profit on disposal of property and investments	—	(52)
Restructuring programme costs	66	30
Non-cash pension charges	15	56

Operating profit before restructuring programme costs, non-cash pension charges and profit on disposal of property and investments	294	268
Depreciation and amortisation (net)	316	333

EBITDA before restructuring programme costs, non-cash pension charges and profit on disposal of property and investments	610	601

eircom Group plc

Commentary on results of operations for the year ended 31 March 2006

Overview

EBITDA from continuing operations, before restructuring programme costs, non-cash pension charges and profit on disposal of property and investments of €601 million decreased by 1% for the financial year ended 31 March 2006 compared to €610 million for the financial year ended 31 March 2005. This decrease was primarily driven higher operating costs, mainly payments to other telecommunication operators, higher accommodation and sales and marketing costs and lower voice and data traffic revenue offset by higher Access and Interconnect services revenue and Meteor’s contribution to EBITDA.

Revenue

The following table shows certain segmental information relating to our business for the periods indicated:

	In the financial year ended		% Change[2] 2005/2006
	31 Mar 2005	31 Mar 2006
	€ ‘m	€ ‘m	%
Fixed line services and other revenue	1,598	1,618	1
Mobile services revenue	—	87	n/a

Total segmental turnover	1,598	1,705	7
Intracompany eliminations	—	(12)	—

Total turnover	1,598	1,693	6

Fixed line services and other revenue

The following table shows our revenue, from the fixed line services segment, analysed by major products and services, and the percentage change for each category, for the periods indicated:

	In the financial year ended		% Change[2] 2005/2006
	31 Mar 2005	31 Mar 2006
	€ ‘m	€ ‘m	%
Access (rental and connections)	555	594	7
Voice traffic	455	423	(7)
Advanced voice services traffic	83	74	(12)

Total voice traffic	538	497	(8)
Data traffic	97	88	(8)

Total voice and data traffic	635	585	(8)
Data communications	178	179	1
Interconnect services	165	204	24
Other products and services	154	159	3

Revenue before discounts	1,687	1,721	2
Discounts[3]	(89)	(103)	16

Total fixed line services and other revenue	1,598	1,618	1

Intracompany eliminations	—	(1)	n/a

Total fixed line services and other revenue	1,598	1,617	1

Total fixed line services and other revenue increased by 1% in the financial year ended 31 March 2006. This was primarily due to increased revenue from ADSL within Access, and higher interconnect services revenue. These were largely offset by reduced voice and data traffic revenue and increased discounts, provided to promote sales of ADSL, Talktime packages and increased access (connections) discounts.

eircom Group plc

Access (rental and connections)

The following table shows rental, connection and other charges and the number of access channels in service, including public payphones, and the percentage changes for the periods indicated:

	In the financial year ended		% Change[2] 2005/2006
	31 Mar 2005	31 Mar 2006
	€ ‘m	€ ‘m	%
Total access revenue
Line and equipment rental	469	442	(6)
Connection and other charges	23	25	9
ADSL and bitstream rental and connection	54	90	65
WLR rental and connection	9	37	303

Total access revenue	555	594	7

Access channels (in thousands at period end, except percentages)
PSTN	1,496	1,407	(6)
PSTN WLR	103	197	91

Total PSTN	1,599	1,604	—
ISDN	372	352	(5)
ISDN WLR	11	36	235

Total ISDN	383	388	2

ADSL and bitstream	128	230	80

Total access channels	2,110	2,222	5

Revenue from access increased by 7% in the financial year ended 31 March 2006, due primarily to an increase in ADSL and bitstream revenue, as a result of increased customer demand for our low-cost ADSL service, and WLR revenue partially offset by lower line and equipment rental.

ADSL and bitstream revenue increased significantly in the financial year ended 31 March 2006 as a result of increased customer demand following promotional activity. By 31 March 2006, the number of ADSL and bitstream lines had increased to approximately 230,000 lines, up from approximately 128,000 in March 2005. ADSL and bitstream revenue is stated before discounts of approximately €16 million in the financial year ended 31 March 2006 and approximately €14 million in the financial year ended 31 March 2005.

The first WLR orders from other authorised operators were received and processed during the financial year ended 31 March 2005. At 31 March 2006 approximately 197,000 PSTN lines and approximately 36,000 ISDN channels had transferred to other authorised operators. WLR rental and connection yielded revenues of approximately €37 million in the financial year ended 31 March 2006 for eircom, and also resulted in a reduction in line and equipment rental revenue due to reduced eircom customer lines.

eircom Group plc

Traffic

The following table shows information relating to our total traffic revenue and volumes and the percentage change for the periods indicated:

	In the financial year ended		% Change[2] 2005/2006
	31 Mar 2005	31 Mar 2006
	€ ‘m	€ ‘m	%
Revenue
Basic voice traffic revenue
Local	103	94	(9)
National	51	48	(5)
Fixed to mobile	203	191	(6)
International	98	90	(8)

Total basic voice traffic revenue	455	423	(7)

Advanced voice services traffic revenue	83	74	(12)

Total voice traffic revenue	538	497	(8)
Data traffic revenue
PSTN data	64	63	(1)
ISDN data	33	25	(22)

Total data traffic revenue	97	88	(8)

Total traffic revenue	635	585	(8)

Traffic (in millions of minutes, except percentages)
Local	3,203	2,942	(8)
National	1,019	961	(6)
Fixed to mobile	1,174	1,118	(5)
International	478	439	(8)

Total basic voice traffic minutes	5,874	5,460	(7)
Advanced voice services minutes	677	677	—

Total voice minutes	6,551	6,137	(6)
Data traffic volume
PSTN data	3,700	3,464	(6)
ISDN data	1,352	923	(32)

Total traffic data minutes	5,052	4,387	(13)

Total traffic minutes	11,603	10,524	(9)

Overall revenue from voice and data traffic decreased by 8% in the financial year ended 31 March 2006.

Voice traffic

Basic voice traffic revenue decreased by 7% in the financial year ended 31 March 2006. This is due primarily to an overall decline in traffic volumes arising from loss of market share and weakness in the traditional voice market. Revenue relating to advanced voice services decreased by 12% in the financial year ended 31 March 2006, primarily due to a decrease in high yield premium rate services revenue and a change in mix.

Data traffic

Revenue from data traffic decreased by 8% due to the decline in data minute volumes in the financial year ended 31 March 2006 partially offset by higher yields from flat rate packages. This decrease in data minutes volumes is primarily due to the continued migration of heavy data users to ADSL and bitstream.

eircom Group plc

Data communications

The following table shows information relating to revenue from data communications products and services, the number of leased lines and the percentage change for the periods indicated:

	In the financial year ended		% Change[2] 2005/2006
	31 Mar 2005	31 Mar 2006
	€ ‘m	€ ‘m
Data communications revenue
Leased lines	124	124	—
Switched data services	31	34	9
ISP	23	21	(6)

Total data communications revenue	178	179	1

Number of leased lines (at period end, except percentages)
National leased lines	22,836	20,409	(11)
Partial private circuits	742	2,189	195
International leased lines	394	324	(18)
Interconnect paths	2,173	1,994	(8)

Total leased lines*	26,145	24,916	(5)

*	Included in the above are approximately 69 leased lines relating to Meteor at the end of March 2006.

Revenue from data communications increased by 1% in the financial year ended 31 March 2006, primarily due to growth in switched data services, partially offset by lower ISP revenue due to customers migrating to flat rate internet products and ADSL. Leased lines revenue stayed flat year on year due to improved yield on interconnect paths and by a lower amortisation of connection revenue in the year, partially offset by a change in mix of leased line revenue.

Interconnect services

The following table shows information relating to revenue and traffic from interconnect services and the percentage change for the periods indicated:

	In the financial year ended		% Change[2] 2005/2006
	31 Mar 2005	31 Mar 2006
	€ ‘m	€ ‘m	%
Interconnect services revenue
Interconnect	117	128	10
Foreign terminating traffic	48	76	59

Total interconnect services revenue	165	204	24

Interconnect services traffic (in millions of minutes, except percentages)
Call origination	2,654	3,038	14
Call termination	3,196	3,363	5
Transit to mobile/fixed	577	779	35
Ancillary	301	342	14
International	136	163	20

Total interconnect*	6,864	7,685	12
Foreign terminating traffic	1,152	1,559	35

Total interconnect services traffic	8,016	9,244	15

*	Included in the above are approximately 7 million Meteor wholesale minutes for the four months to the end of March 2006.

Interconnect services revenue increased by 24% in the financial year ended 31 March 2006 mainly due to growth in interconnect transit and foreign terminating traffic.

Revenue from interconnect increased by 10% in the financial year ended 31 March 2006, due to an increase in transit revenue which has a low margin. This increased transit turnover is largely due to increased volumes of 35% resulting from other authorised operators using eircom to connect with each other.

Revenue from foreign terminating traffic increased by 59% in the financial year ended 31 March 2006, primarily as a result of increased incoming traffic to mobiles, transit traffic and favourable settlements achieved with international traffic carriers.

eircom Group plc

Other products and services

Other products and services include our sales of Customer premises equipment to corporate and business customers in eircom Business Systems, directory enquiry and Operator Services, calling cards, public payphones, Phonewatch, Lan Communications and other revenue, including, Infonet.

The following table shows information relating to revenue for other products and services and the percentage change for the periods indicated:

	In the financial year ended		% Change[2] 2005/2006
	31 Mar 2005	31 Mar 2006
	€ ‘m	€ ‘m	%
Customer premises equipment	11	13	18
Operator Services	32	35	8
Card and payphones	14	11	(22)
Phonewatch	18	22	22
Lan Communications	36	34	(6)
Other revenue	43	44	1

Other products and services revenue	154	159	3

Revenue from other products and services increased by 3% in the financial year ended 31 March 2006, primarily due to higher revenues from Customer premises equipment, Operator services, and Phonewatch, partially offset by lower Card and payphones revenue and lower Lan Communications revenue due to lower voice hardware sales.

Discounts

Discounts increased by 16% in the financial year ended 31 March 2006 primarily due to increased discounts given on ADSL and bitstream promotions, new Talktime packages and access (connections), which were partially offset by a reduction in voice discounts.

Mobile services revenue

The following table shows our revenue, from the mobile services segment, analysed by major products and services, and the percentage change for each category, for the periods indicated:

	In the financial year ended		% Change[2] 2005/2006
	31 Mar 2005	31 Mar 2006
	€ ‘m	€ ‘m	%
Mobile services:
Services revenue	—	83	n/a
Other revenue	—	4	n/a

Total mobile services revenue	—	87	n/a
Intracompany eliminations	—	(11)	n/a

Total mobile services revenue	—	76	n/a

	As at		% Change[2] 2005/2006
	31 Mar 2005	31 Mar 2006
Total subscribers (thousands):	—	625	n/a
Pre-paid subscribers (thousands)	—	576	n/a
Post-paid subscribers (thousands)	—	49	n/a
ARPU[4] (€)	—	35.52	n/a

Total revenue was €87 million for the four months ended 31 March 2006. Services revenue comprises primarily prepaid, postpaid and interconnect revenue. Other revenue is derived primarily from handset sales. The total number of subscribers at the end of March was 625,000 and the ARPU for the four months was €35.52.

eircom Group plc

Operating costs before depreciation, amortisation and restructuring programme costs

The following table shows information relating to our operating costs before depreciation, amortisation and restructuring programme costs, and the percentage change for the periods indicated:

	In the financial year ended		% Change[2] 2005/2006
	31 Mar 2005	31 Mar 2006
	€ ‘m	€ ‘m	%
Staff costs
Fixed line
Wages and salaries and other staff costs	368	355	(3)
Social welfare costs	14	15	5
Pension paid & payable	25	31	23

Pay costs before non-cash pension charges and capitalisation	407	401	(1)
Non-cash pension charges	15	56	280

Pay costs before capitalisation	422	457	8
Capitalised labour	(58)	(60)	5

Total fixed line services staff costs	364	397	9
Mobile services staff costs (net of capitalised labour)	—	13	n/a

Total staff costs	364	410	13

Other operating costs
Fixed line costs
Payments to telecommunications operators	298	319	7
Purchase of goods for resale, commission and related costs	81	87	8
Materials and services	52	49	(6)
Other network costs	28	26	(5)
Accommodation	53	67	27
Sales and marketing	34	42	23
Transport and travel	18	19	7
IT costs	15	14	(3)
Miscellaneous costs	60	57	(6)

Total other fixed line operating costs	639	680	7
Mobile services costs	—	70	n/a

Total other operating costs	639	750	17
Intracompany eliminations	—	(12)	n/a

Total other operating costs	639	738	16

Total operating costs before depreciation, amortisation and restructuring programme costs	1,003	1,148	14

Total operating costs before depreciation, amortisation and restructuring programme costs increased by 14% for the financial year ended 31 March 2006 due to increases in staff costs and increases in other operating costs and the acquisition of Meteor.

Staff costs

Staff costs increased by 13% in the financial year ended 31 March 2006. This was primarily due to the increase of €41 million in non-cash pension charges in the financial year ended 31 March 2006 mainly due to increased amortisation as a result of the increased unrecognised pension deficit at 31 March 2005 of €773 million. The unrecognised pension deficit at 31 March 2006 is €293 million. The increased charge was offset by a reduction in fixed line pay costs before non-cash pension charges and capitalisation of 1% due mainly to reduced headcount and the outsourcing of retail staff and by a one-off credit of approximately €4 million. Fixed line capitalised labour increased by 5% due to an increase in staff costs associated with capital projects, primarily to deliver improvements in the network. Headcount in fixed services at 31 March 2006 was 7,109 down from 7,275 at 31 March 2005. At the end of March 2006 there were also 93 agency staff compared to 306 agency staff at 31 March 2005. The reduction in agency staff is due to outsourcing of the related activities. The costs of these agency staff are included within staff costs. Meteor headcount at the end of March was 530 with an additional 40 agency staff.

eircom Group plc

Other operating costs

Other operating costs increased by 16% in the financial year ended 31 March 2006. The increase in costs was primarily due to the inclusion of Meteor costs and increases in payments to telecommunication operators, in the purchase of goods for resale, commission and related costs, accommodation costs and sales and marketing costs.

Fixed line operating costs

The increases of 7% in the financial year ended 31 March 2006 in payments to telecommunication operators was due to higher interconnect transit and foreign outpayment volumes, this factor also resulted in an increase in revenue. The increase in the purchase of goods for resale, commission and related costs of 8% was due to higher ADSL equipment sales and promotional activity.

The increase of 27% in accommodation costs is due to onerous contract provisions associated with vacant office/industrial leasehold properties and leasehold disposals relating to the relocation to Westgate. The increase in sales and marketing of 23%, was due to customer win-back initiatives and ADSL and bitstream promotions and the outsourcing of customer promotion activities at the end of last year.

These increases were offset by a reduction in materials and services and miscellaneous costs. The decrease in materials and services costs of 6% was due to lower volumes and one-off savings on historic international maintenance contracts of approximately €3 million. Miscellaneous costs decreased by 6%, due to lower insurance and compensation charges due to provision release of €8m following updated actuarial report on various outstanding claims, lower bad debt charges, offset by compensation for the early termination of an agreement becoming fully amortised in the previous period, and the outsourcing of service activities during the year and increased professional fees.

Mobile operating costs

Total operating costs for the mobile segment were €70 million. The largest costs relate to costs of equipment sold including mobile phones, dealer commissions, Top-up commissions, interconnect charges and sales and marketing costs relating to the promotion of Meteor products and services.

Amortisation

Amortisation decreased by 25% in the financial year ended 31 March 2006, due to a change in certain asset lives and the impact of assets which are now fully amortised, offset by an amortisation of charges of €6m arising on the intangibles acquired as part of the Meteor acquisition.

Depreciation

Depreciation increased by 7% in the financial year ended 31 March 2006, due to a change in certain asset lives, and charges in respect of depreciation of Meteor’s fixed assets of €10 million, partially offset by reduced capital expenditure in recent years and the impact of assets which are now fully depreciated. Our policy is to review asset lives on an ongoing basis in order to reflect industry norms and to adjust depreciation charges to match changes in estimated asset lives.

Restructuring programme costs

Restructuring programme costs of €30 million, including related pension costs, were incurred as a result of voluntary leaving programmes in operation in the financial year ended 31 March 2006, compared to €66 million, including related pension costs, incurred, as a result of voluntary leaving programmes in operation, in the financial year ended 31 March 2005.

Profit on the disposal of property and investments

There was a profit of €52 million before tax with regard to the disposal of certain property sites and investments.

eircom Group plc

Finance costs and income (net)

Net finance costs and income, decreased by €3 million in the financial year ended 31 March 2006 due to the fair value gain on the financial liability on the temporary income stream compared to a loss in the year ended 31 March 2005, partially offset by dividends of €19 million on preference shares being reclassified to finance costs under IFRS. As a result of the transitional rules the dividend in the comparative period is not reclassified.

Taxation

The tax charge increased by €21 million mainly due to profits on property transactions and higher taxable profits from operations.

Liquidity

Net cash generated from operating activities

Our primary source of liquidity is cash generated from operations, which represents operating profit adjusted for non-cash items which are principally depreciation, amortisation and non-cash pension charges. Cash flows from operating activities are also impacted by working capital movements. During the financial year ended 31 March 2006, cash generated from operating activities increased by 39%, to €415 million from €298 million in the financial year ended 31 March 2005. This increase was due primarily to improvements in cash generated from operating activities, a reduction of €18 million in net tax paid and lower interest payments on our outstanding term loans.

During the financial year ended 31 March 2005 we paid tax on gain on exit from Golden Pages of €38 million, this was as a result of an assessment which we are disputing with the Revenue Commissioners, in respect of our exit from Golden Pages. During the financial year ended 31 March 2005 we paid €24 million interest costs relating to our early exit from interest rate swaps.

Cash flows from investing activities

During the financial year ended 31 March 2006 cash outflows, of €428 million relate to the acquisition of Meteor on a debt free basis. This amount includes the repayment of €219 million of Meteor’s loans to Western Wireless International following the acquisition by eircom.

During the financial year ended 31 March 2006, we made payments in respect of capital expenditure, of €233 million, compared to €182 million in the financial year ended 31 March 2005. The movement is due to acceleration of capex programmes, timing of payments and the new capex requirements following our acquisition of Meteor. Capital expenditure is used primarily to grow and renew our network’s in order to improve our services and customer satisfaction.

In the financial year ended 31 March 2005, restricted cash of €69 million was used by the group for the purposes of redeeming Redeemable Preference Shares and Trancheable Redeemable Preference Shares.

During the financial year ended 31 March 2006 we received proceeds from sale of property sites and investments of €63 million.

Cash flows from financing activities

During the financial year ended 31 March 2006 we had cash inflows of €220 million mainly relating to the €404 million proceeds received in respect of the rights issue offset by dividend payments to equity shareholders and repayment of borrowings. Dividend payments of €99 million were made to equity shareholders relating to the final dividend for the fiscal year ending March 2005 and for the interim dividend paid for the half year ending September 2005.

During the financial year ended 31 March 2006, we repaid €70 million relating to our outstanding borrowings on our term loan facility of €1.25 billion. The balance outstanding at 31 March 2006 was €1.18 billion.

During the financial year ended 31 March 2006, fees paid in respect of the rights issue were €10 million compared to fees paid in respect of the Initial Public Offering of €33 million, in the financial year ended 31 March 2005.

eircom Group plc

During the financial year ended 31 March 2005, we had cash outflows of €69 million in respect of the redemption of Redeemable Preference Shares and Trancheable Redeemable Preference Shares in accordance with their terms.

Capital resources

The following table sets out our contractual obligations and commitments as they fall due for payment, as at 31 March 2006. This is stated before offsetting capitalised fees of €36 million and net derivative financial instrument liabilities of €36 million.

	Within 1 Year	Between 1 & 3 Years	Between 3 & 5 Years	After 5 Years	Total
	€’m	€’m	€’m	€’m	€’m
As at 31 March 2006
Loans	140	1,040	—	—	1,180
7.25% Senior notes due 2013 (listed)	—	—	—	550	550
8.25% Senior subordinated notes due 2013 (listed)	—	—	—	491	491
Preference shares	29	58	43	14	144
Finance leases	28	81	29	—	138
Operating leases	36	55	42	162	295
Capital commitments	108	—	—	—	108

	341	1,234	114	1,217	2,906

Forward looking statements

This document includes statements that are, or may be deemed to be, “forward looking statements”. These forward looking statements include all matters that are not historical facts and include statements regarding the intentions, beliefs or current expectations of eircom Group plc concerning, amongst other things, the results of operations, financial condition, liquidity, prospects, growth, strategies and dividend policy of the group and the industries in which it operates. By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward looking statements are not guarantees of future performance. The group’s actual results of operations, financial condition, liquidity, and the development of the industries in which it operates may differ materially from the impression created by the forward looking statements contained in this document.

Notes:

1.	Percentage changes have been calculated based on the data presented.

2.	Percentage changes have been calculated based on unrounded data rather than on the rounded data presented in this table.

3.	Discounts are primarily related to revenue derived from access, voice and data traffic and ADSL and bitstream, which are presented on a gross basis in the table above.

4.	ARPU (Monthly Average Revenue per User) is calculated by dividing year-to-date total mobile service revenues by the average number of subscribers during the same period. The average number of subscribers is the average of the monthly average subscriber base (calculated as the sum of the opening and closing subscriber bases for the month divided by two).

5.	The representatives of the ESOT on the board of the company have absented themselves from board discussions in relation to the potential offer.

A conference call will be held on Monday 15 May at 2.30 pm.

The dial-in number is + 353 1 6647603, Pin number 39442.

eircom Group plc

Consolidated income statement

For the Year Ended 31 March 2006

	Notes	2005	2006
		€’m	€’m
Revenue	9	1,598	1,693

Operating costs excluding amortisation, depreciation and restructuring programme costs	10	(1,003)	(1,148)
Amortisation	10, 17	(20)	(15)
Depreciation	10, 18	(296)	(318)
Restructuring programme costs	10	(66)	(30)

Profit on disposal of property and investments	10, 11	—	52

Operating profit		213	234

Finance costs	12 (a)	(139)	(150)

Finance income	12 (b)	13	27

Finance costs - net	12	(126)	(123)

Share of profit of associates	20	1	1

Profit before tax		88	112

Income tax expense	13	(9)	(30)

Profit for the year	35	79	82

		€	€
Earnings per share for profit attributable to the equity holders of the group during the year
- basic	14	0.07	0.08

- diluted	14	0.07	0.08

The accompanying notes form an integral part of the financial information.

eircom Group plc

Consolidated balance sheet

As at 31 March 2006

	Notes	2005	2006
		€’m	€’m
ASSETS
Non-current assets
Goodwill	16	669	903
Other intangible assets	17	17	141
Property, plant and equipment	18	2,032	2,049
Investments in associates	20	1	—
Retirement benefit asset	41	190	134
Financial assets at fair value through income statement	21	50	53
Other assets	22	118	105

		3,077	3,385

Current assets
Inventories	23	11	13
Trade and other receivables	24	303	351
Financial assets at fair value through income statement	21	22	17
Derivative financial instruments	29	—	2
Other assets	22	9	25
Restricted cash	25	1	—
Cash and cash equivalents	26	388	411

		734	819

Total assets		3,811	4,204

LIABILITIES
Non-current liabilities
Borrowings	27	2,287	2,272
Derivative financial instruments	29	32	39
Capital grants	30	9	7
Deferred tax liabilities	31	209	205
Provisions for other liabilities and charges	32	201	188

		2,738	2,711

Current liabilities
Borrowings	27	77	195
Trade and other payables	33	587	651
Current tax liabilities		11	19
Provisions for other liabilities and charges	32	23	37

		698	902

Total liabilities		3,436	3,613

EQUITY
Equity share capital	34, 35	75	120
Other equity share capital	34, 35	86	—
Share premium account	35	218	208
Capital redemption reserve	35	35	35
Group merger reserve	35	180	100
Other reserves	35	—	380
Cash flow hedging reserve	35	—	(18)
Retained loss	35	(219)	(234)

Total equity	35	375	591

Total liabilities & equity		3,811	4,204

The accompanying notes form an integral part of the financial information.

eircom Group plc

Company balance sheet

As at 31 March 2006

	Notes	2005	2006
		€’m	€’m
ASSETS
Non-current assets
Investments	19	588	807

		588	807

Current assets
Trade and other receivables	24	105	274
Restricted cash	25	1	—
Cash and cash equivalents	26	143	34

		249	308

Total assets		837	1,115

LIABILITIES
Non-current liabilities
Borrowings	27	—	115

		—	115

Current liabilities
Borrowings	27	—	29
Trade and other payables	33	31	31
Current tax liabilities		—	1

		31	61

Total liabilities		31	176

EQUITY
Equity share capital	34, 35	75	120
Other equity share capital	34, 35	86	—
Share premium account	35	218	208
Capital redemption reserve	35	35	35
Merger reserve	35	188	488
Retained earnings	35	204	88

Total equity	35	806	939

Total liabilities & equity		837	1,115

The accompanying notes form an integral part of the financial information.

eircom Group plc

Consolidated cash flow statement

For the Year Ended 31 March 2006

	Notes	2005	2006
		€’m	€’m
Cash flows from operating activities
Cash generated from operations	37 (a)	524	575
Dividends received		—	1
Interest received		7	11
Interest paid		(132)	(118)
Interest paid on exit from interest rate swaps		(24)	—
Income tax refund		3	4
Income tax paid		(20)	(39)
Tax paid on gain on exit from Golden Pages		(38)	—
Dividends paid to preference shareholders		(22)	(19)

Net cash generated from operating activities		298	415

Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired		—	(428)
Disposal of associate undertaking		—	2
Purchase of property, plant & equipment (PPE)		(182)	(233)
Proceeds from sale of PPE and investments	37 (b)	3	63
Purchase of intangible assets		(12)	(17)
Proceeds from restricted cash		69	1

Net cash used in investing activities		(122)	(612)

Cash flows from financing activities
Redemption of preference shares		(69)	(1)
Expenses paid in respect of shares issued		(33)	(10)
Proceeds from issue of share capital		2	404
Dividends paid to equity shareholders		(37)	(99)
Repayment on borrowings		—	(70)
Debt issue costs paid		(2)	—
Lease payments		—	(4)

Net cash (used in) / from financing activities		(139)	220

Net increase in cash and cash equivalents		37	23
Cash and cash equivalents at beginning of year		351	388

Cash and cash equivalents at end of year	26	388	411

The accompanying notes form an integral part of the financial information.

eircom Group plc

Company cash flow statement

For the Year Ended 31 March 2006

	Notes	2005	2006
		€’m	€’m
Cash flows from operating activities
Cash generated from operations	37 (c)	155	—
Interest received		1	3
Dividends paid to preference shareholders		(22)	(19)

Net cash generated from/(used in) operating activities		134	(16)

Cash flows from investing activities
Capital contribution		—	(219)
Proceeds from restricted cash		69	1
Loan advanced to subsidiary undertakings		(3)	(184)
Loan repayments received from subsidiary undertakings		13	15

Net cash from/(used in) investing activities		79	(387)

Cash flows from financing activities
Redemption of preference shares		(69)	(1)
Expenses paid in respect of shares issued		(33)	(10)
Proceeds from issue of share capital		2	404
Dividends paid to equity shareholders		(37)	(99)

Net cash (used in) / from financing activities		(137)	294

Net increase in cash and cash equivalents		76	(109)

Cash and cash equivalents at beginning of year		67	143

Cash and cash equivalents at end of year	26	143	34

The accompanying notes form an integral part of the financial information.

eircom Group plc

Consolidated statement of changes in equity

For the Year Ended 31 March 2006

	Notes	Total equity
		€’m
Balance at 1 April 2004	35	419
Currency translation differences	35	—

Net expense recognised directly in equity		—
Profit for the year	35	79

Total recognised income for the year		79
Share option scheme	35	1
Dividends relating to preference shareholders	35	(21)
Dividends relating to ordinary shareholders	35	(37)
Issue of share capital	35	2
Expenses payable in respect of share issued (credit)	35	1
Redemption of preference shares	35	(69)

Balance at 31 March 2005	35	375

Effect of adoption of IAS 32 & IAS 39	35	(185)

Balance at 1 April 2005	35	190

Cash flow hedges, net of tax	35	7
Currency translation differences	35	1

Net expense recognised directly in equity		8
Profit for the year	35	82

Total recognised income for the year		90
Share option scheme	35	2
Dividends relating to ordinary shareholders	35	(99)
Conversion of convertible preference shares	35	14
Issue of share capital	35	404
Expenses payable in respect of rights issue	35	(10)

Balance at 31 March 2006	35	591

The accompanying notes form an integral part of the financial information.

eircom Group plc

Company statement of changes in equity

For the Year Ended 31 March 2006

	Notes	Total equity
		€’m
Balance at 1 April 2004	35	669
Profit for the year	35	261

Total recognised income for the year		261
Dividends relating to preference shareholders	35	(21)
Dividends relating to ordinary shareholders	35	(37)
Issue of share capital	35	2
Expenses payable in respect of shares issued (credit)	35	1
Redemption of preference shares	35	(69)

Balance at 31 March 2005	35	806

Effect of adoption of IAS 32 & IAS 39	35	(160)

Balance at 1 April 2005	35	646

Loss for the year	35	(16)

Total recognised income for the year		(16)
Dividends relating to ordinary shareholders	35	(99)
Conversion of convertible preference shares	35	14
Issue of share capital	35	404
Expenses payable in respect of rights issue	35	(10)

Balance at 31 March 2006	35	939

The accompanying notes form an integral part of the financial information.

eircom Group plc

Notes to the Financial Statements

For the Year Ended 31 March 2006

1. General information

eircom Group plc is a UK registered plc and is the principal provider of fixed line telecommunications services in Ireland. The group is tax resident in Ireland. During the year the group re-entered the mobile telecommunications market through the purchase of 100% of the share capital of Meteor Ireland Holdings, LLC, a company incorporated in Delaware, and the holding company of Meteor Mobile Communications Limited, a mobile telecommunications company operating in Ireland (“Meteor”) (Note 8).

2. First time adoption of International Financial Reporting Standards (IFRS)

Prior to 1 April 2005 the group prepared its consolidated and individual financial statements under UK GAAP. From 1 April 2005, the group is required to present its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and the interpretations used by the interpretations from the International Financial Reporting Interpretation Committee (IFRIC), and the United Kingdom Companies Act 1985.

The comparative figures in respect of the 2005 consolidated financial statements have been restated to reflect the group’s adoption of IFRS from the date of transition at 1 April 2004. The group is applying IAS 32 “Financial instruments: disclosure and presentation” and IAS 39 “Financial instruments: recognition and measurement” as and from 1 April 2005 and hence the impacts of adopting IAS 32 and IAS 39, are not reflected in the year ended 31 March 2005 comparatives (see Note 3 for further detail). The impact of these standards is reflected through further adjustments to shareholders’ equity as at 1 April 2005. In the 2005 comparatives, financial instruments are included using the measurement bases and the disclosure requirements of UK GAAP relating to financial instruments.

The rules for first time adoption of IFRS are set out in IFRS 1 “First time adoption of International Financial Reporting Standards”. IFRS 1 states that a company should use the same accounting policies in its opening IFRS balance sheet and throughout all periods presented in its first IFRS financial statements. In preparing this financial information, the group has applied the mandatory exemptions and certain of the optional exemptions from full retrospective application of IFRS as noted below.

Optional exemptions

Business combinations

The group has not applied IFRS 3, “Business combinations” retrospectively to business combinations prior to the date of transition. As no adjustments were required in respect of the carrying amount of goodwill in the UK GAAP balance sheet as at 31 March 2004, it has accordingly been carried forward without adjustment. Goodwill arising on acquisitions prior to 1 April 2004 is not amortised from the transition date but is subject to annual impairment testing or more frequently if events or circumstances indicate that goodwill may be impaired.

Property, plant and equipment

The group has elected to measure its land & buildings at the date of transition to IFRS at its fair value and use that fair value as its deemed cost at that date. The group adopted the carrying value of all other property, plant and equipment under UK GAAP on the date of transition as their deemed cost, rather than either reverting to historical cost or carrying out a valuation at the date of transition as permitted by IFRS 1. The group will not revalue property, plant and equipment going forward.

Employee benefits

The group is electing to use the corridor approach, which leaves some actuarial gains and losses unrecognised as permitted by IAS 19 “Employee benefits”. The corridor approach has been applied retrospectively. Hence the cumulative actuarial gains and losses from the inception of the plan until the date of transition have been split into a recognised and an unrecognised portion.

Share based-payment

The group has not applied IFRS 2, “Share-based payment” retrospectively to other grants of equity instruments settled before 1 January 2005.

Mandatory exemptions

Derecognition of financial assets and liabilities

In accordance with IFRS 1, as a first-time adopter, the group has applied the derecognition requirements in IAS 39 prospectively from the effective date of IAS 39 for transactions that occurred after 1 April 2004.

Hedge accounting

In accordance with IFRS 1, as a first-time adopter, the group did not reflect in its opening IFRS balance sheet a hedging relationship of a type that does not qualify for hedge accounting under IAS 39.

Estimates

In accordance with IFRS 1, as a first-time adopter, the group did not revise estimates on transition to reflect new information subsequent to the original estimates.

Assets classified as held for sale and discontinued operations

The group has no non-current assets (or disposal groups) that meet the criteria to be classified as held for sale or operations that meet the criteria to be classified as discontinued.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

3. IFRS effect of adoption of IAS 32/39

Consolidated Balance Sheet

	31 March 2005 (IFRS excl. IAS 32/39)	Reclassifications (IAS 32/39)	Restatements (IAS 32/39)	1 April 2005 (Full IFRS)
	€’m	€’m	€’m	€’m
ASSETS
Non-current assets
Goodwill	669	—	—	669
Other intangible assets	17	—	—	17
Property, plant and equipment	2,032	—	—	2,032
Investments in associates	1	—	—	1
Retirement benefit asset	190	—	—	190
Financial assets at fair value through income statement	50	—	—	50
Other assets	118	—	—	118

	3,077	—	—	3,077

Current assets
Inventories	11	—	—	11
Trade and other receivables	303	—	—	303
Financial assets at fair value through income statement	22	—	—	22
Other assets	9	—	—	9
Restricted cash	1	—	—	1
Cash and cash equivalents	388	—	—	388

	734	—	—	734

Total assets	3,811	—	—	3,811

LIABILITIES
Non-current liabilities
Borrowings	2,287	131	—	2,418
Derivative financial instruments	32	—	25	57
Capital grants	9	—	—	9
Deferred tax liabilities	209	—	—	209
Provisions for other liabilities and charges	201	—	—	201

	2,738	131	25	2,894

Current liabilities
Borrowings	77	29	—	106
Trade and other payables	587	—	—	587
Current tax liabilities	11	—	—	11
Provisions for other liabilities and charges	23	—	—	23

	698	29	—	727

Total liabilities	3,436	160	25	3,621

EQUITY
Equity share capital	75	6	—	81
Other equity share capital	86	(86)	—	—
Share premium account	218	—	—	218
Capital redemption reserve	35	—	—	35
Group merger reserve	180	(80)	—	100
Cash flow hedging reserve	—	—	(25)	(25)
Retained earnings	(219)	—	—	(219)

Total equity	375	(160)	(25)	190

Total liabilities & equity	3,811	—	—	3,811

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

4. IFRS Principal Adjustments

The reconciliation of the income statement prepared in accordance with UK GAAP and in accordance with IFRS for the year ended 31 March 2005 and the reconciliation of the amount of total equity at 31 March 2005, before and after the application of IAS 32 and IAS 39, is as follows:

	Profit for the Year ended 31 March 2005	Total equity as at 1 April 2004	Total equity as at 31 March 2005
	€’m	€’m	€’m
As reported under UK GAAP	32	549	412
Impact of:
Recognition of pension asset(a)	—	28	28
Share-based payments(b)	(1)	—	—
Capitalised interest(c)	3	13	16
Reversal of goodwill amortised(d)	38	—	38
Deferral of connection revenue(e)	(5)	(20)	(25)
Deferral of IRU revenue(f)	1	(24)	(23)
Revaluation of certain property, plant & equipment at the transition date(g)	—	7	7
Deferred taxation(h)	11	(134)	(123)
Proposed dividend(i)	—	—	45

IFRS excluding IAS 32 and IAS 39	79	419	375

Fair value of derivatives recognised (note 3)			(25)
Preference shares transferred to borrowings (note 3)			(160)

IFRS including IAS 32 and IAS 39			190

(a) Pension - IAS 19 “Employee benefits”

UK GAAP

The group had used SSAP 24 “Accounting for pension costs” to account for employee benefits up to 31 March 2005. The regular cost of providing pensions was charged against profits over employees service lives with the group using the projected unit method. Variations from this regular cost were allocated on a straight-line basis over the average remaining service lives of current employees. Under FRS 7 “Fair values in acquisition accounting”, pension surpluses arising on acquisition, as calculated under SSAP 24, were included at fair value at the acquisition date and amortised over the remaining service lives of current employees.

IFRS

Under IAS 19, the liabilities and costs associated with the group’s defined benefit pension schemes are assessed on the basis of the projected unit credit method by professionally qualified actuaries and are arrived at using actuarial assumptions based on market expectations at the balance sheet date. The discount rates employed in determining the present value of the schemes’ liabilities are determined by reference to market yields at the balance sheet date on AA corporate bonds of a currency and term consistent with the currency and term of the associated post-employment benefit obligations.

The group is electing to use the corridor approach which leaves some actuarial gains and losses unrecognised as permitted by IAS 19. The corridor approach has been applied retrospectively. Hence the cumulative actuarial gains and losses from the inception of the plan until the date of transition have been split into a recognised and an unrecognised portion.

Impact

The IFRS impact on the 31 March 2005 income statement is negligible.

The balance sheet impact of the implementation of this standard is to recognise a retirement benefit asset of €190m in the group’s balance sheet at 31 March 2005. The pension asset recognised under UK GAAP, arising from a fair value exercise when the group purchased eircom Limited in November 2001, at 31 March 2005 was €162m.

The group’s unrecognised pension deficit under IAS 19 was €773m at 31 March 2005.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

4. IFRS Principal Adjustments - continued

(b) Share-based payments - IFRS 2 “Share-based payments”

UK GAAP

In accordance with Urgent Issues Task Force Abstract (“UITF”) 17 “Employee share schemes”, the group recognised as a charge to the income statement the amount by which the value of shares at the date of granting share options to employees exceeded the value at which employees can exercise the options granted. These costs were normally recognised over the vesting period, except where the options were granted in recognition of past performance which were recognised at the time of the grant. The charge was included in operating costs in the income statement.

IFRS

In accordance with IFRS 2, the group measured equity-settled share-based payment transactions at fair value through the income statement. Under IFRS 2, the group opted to apply the standard only to options/awards outstanding as at 1 January 2005 that had been granted since 7 November 2002 (the effective date of IFRS 2) and therefore has not applied IFRS 2 retrospectively to other grants of equity instruments settled before 1 January 2005.

Impact

In accordance with IFRS 2, the group has recognised a charge to income representing the fair value of outstanding employee share options/awards granted which were outstanding as at 1 January 2005 and had been granted since 7 November 2002. The fair value has been calculated using the Black-Scholes options valuation model and is charged to income over the relevant option vesting periods, adjusted to reflect actual and expected levels of vesting.

The operating profit impact in the income statement for the year ended 31 March 2005 is a charge of €1m. There is no net impact on the balance sheet at 31 March 2005.

(c) Capitalised interest - IAS 23 “Borrowing costs”

UK GAAP

Under UK GAAP, an entity may capitalise borrowing costs associated with financing property, plant and equipment acquisition or development. Group policy under UK GAAP was to expense all borrowing costs as incurred and thus the group did not capitalise interest costs.

IFRS

IAS 23 allows, as an option, the capitalisation of interest costs that are directly attributable to the acquisition, construction or production of qualifying property, plant & equipment. The group has opted to capitalise interest in relation to the construction of qualifying property, plant & equipment and has applied IAS 23 retrospectively in this regard.

Impact

The net impact on the 31 March 2005 income statement of capitalising interest under IFRS is a decrease in the interest charge of €7m and an increase in depreciation of €4m. The net effect on the balance sheet at 31 March 2005 is an increase in property, plant and equipment of €16m.

(d) Goodwill - IFRS 3 “Business combinations”

UK GAAP

Accounting for business combinations under UK GAAP is dealt with by FRS 6 “Acquisitions & mergers” and FRS 7. Under FRS 10 “Goodwill and intangible assets”, purchased goodwill and intangible assets were amortised to the income statement on a systematic basis over their useful economic lives where they are regarded as having a useful economic life. Under UK GAAP, there is a rebuttable presumption that the useful economic lives of purchased goodwill and intangible assets are limited to periods of 20 years or less. In accordance with UK GAAP, the goodwill arising from the purchase of subsidiary undertakings was capitalised and amortised on a straight-line basis over its expected useful life.

IFRS

IFRS 3 prohibits the amortisation of purchased goodwill. The standard requires goodwill to be carried at cost. Impairment reviews are required to be performed on an annual basis and when there are indications that the carrying value may not be recoverable.

Impact

Under the transitional arrangements of IFRS 1, the group has taken the option of applying IFRS 3 prospectively from the transition date to IFRS. The group has chosen this option rather than to restate previous business combinations. The impact of IFRS 3 and associated transitional arrangements on the group are as follows:

•	the accounting for all business combinations before 1 April 2004 is frozen at the transition date; and

•	goodwill is no longer amortised.

At 31 March 2004 and 31 March 2005 impairment reviews were performed on goodwill and no impairments resulted from these reviews. The impact on the 31 March 2005 income statement under IFRS is a decrease in amortisation of goodwill of €38m. The effect on the 31 March 2005 balance sheet is to increase the carrying value of goodwill by €38m.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

4. IFRS Principal Adjustments - continued

(e) Connection revenue - IAS 18 “Revenue”

UK GAAP

Under UK GAAP, the group recognised revenue from up-front connection fees when the connection was performed.

IFRS

Under IFRS, the group has adopted a policy whereby connection fee revenue is deferred over the life of the customer relationship, which is estimated to be between 3 to 6 years.

Impact

The impact on the 31 March 2005 income statement of deferring connection fees under IFRS is to decrease revenue by €5m. The effect on the 31 March 2005 balance sheet is an increase in deferred revenue of €25m.

(f) Indefeasible rights of use (“IRU”) - IAS 18 “Revenue”

UK GAAP

In the years ending 31 March 2000 and 31 March 2001, the group entered into IRU contracts to sell capacity on its network as well as IRU contracts to purchase capacity from a third party. Under UK GAAP, revenue from the sale of IRU contracts was recognised at the time the contracts were signed.

Expenditure on purchased IRU contracts was capitalised under property, plant and equipment and amortised over 7 years in accordance with group’s depreciation policy and the terms of the contract.

IFRS

The group has applied IAS 18 and are accounting for IRU contracts in the following manner:

•	The sales contracts are accounted for as service contracts with the entire income being deferred and recognised on a straight-line basis over a 17 to 25 year period.

•	The purchase contracts are accounted for as service contracts and accordingly, the pre-paid balance has been recorded as a deferred debtor and is being amortised on a straight-line basis as an expense over a 7 year period.

Impact

The effect on the 31 March 2005 balance sheet, in respect of the sales contracts, is an increase of €23m in deferred revenue. The effect on the 31 March 2005 balance sheet, in respect of the purchase contracts, is a reclassification of €5m from property, plant and equipment to trade and other receivables. The impact on the 31 March 2005 income statement, in respect of the sales contracts, is an increase in revenue under IFRS of €1m. The impact on the 31 March 2005 income statement, in respect of the purchase contracts, is a reclassification of €4m from depreciation to operating costs.

(g) Property valuation - IAS 16 “Property, plant & equipment”

UK GAAP

Under FRS 15 “Tangible fixed assets”, non-specialised properties were valued at existing use value, specialised properties were valued at depreciated replacement cost and properties surplus to requirements were valued at open market value. Under this standard, the group’s land and buildings are stated at valuation, the basis of which was depreciated replacement cost and existing use value, where appropriate.

IFRS

Under IAS 16, property, plant and equipment is recognised at either cost or fair value through regular revaluation. The group has fair valued certain items of property, plant and equipment at the transition date. This required a net uplift in the valuation of properties and consequent increases in equity. In accordance with IFRS 1, where a revaluation is taken as deemed cost on transition date the revaluation reserve is transferred to retained earnings.

The reserve does not represent a distributable reserve. The group adopted the carrying value of all other property, plant and equipment under UK GAAP on the transition date as their deemed cost, rather than either reverting to historical cost or carrying out a valuation at the date of transition as permitted under IFRS 1. The group will not revalue property, plant and equipment going forward.

Impact

The net impact on the 31 March 2005 balance sheet is an increase to property, plant & equipment of €7m, a decrease in revaluation reserve by €87m and an increase in retained earnings of €94m. There is no material impact to depreciation in the 31 March 2005 income statement.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

4. IFRS Principal Adjustments - continued

(h) Deferred tax and current tax - IAS 12 “Income taxes”

UK GAAP

FRS 19 requires deferred tax to be accounted for on the basis of timing differences. A timing difference is defined as the difference between accounting profit and taxable profit that arises from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements. Timing differences originate in one period and are capable of reversal in one or more subsequent periods. Deferred tax should not be recognised on permanent differences.

IFRS

IAS 12 requires that deferred tax be accounted for on the basis of taxable or deductible temporary differences. A temporary difference is defined as the difference between the carrying value of an asset or liability and its tax base. Temporary differences include all timing differences and many permanent differences. Under IAS 12, deferred tax is charged directly to equity if the tax relates to items that are credited or charged directly to equity.

Impact

The impact is to increase the net deferred tax liability by €123m under IFRS. The increase principally relates to the following:

(i) The fair value uplift on network plant and equipment arising on the acquisition of eircom Limited gives rise to an additional deferred tax liability of €62m at 31 March 2005.

(ii) The impact of providing deferred tax on the fair value of the land and buildings acquired as part of the acquisition of eircom Limited and the subsequent revaluation of these assets in December 2003 gives rise to an additional deferred tax liability of €54m at 31 March 2005.

(iii) In prior years the group claimed rollover relief on chargeable gains arising from the disposal of assets. This gives rise to an additional deferred tax liability of €8m at 31 March 2005.

(iv) These increases are partially offset by the net impact of increases and decreases in deferred tax arising as a result of the difference between the carrying value and the tax base of other assets or liabilities.

(i) Dividends payable - IAS 10 “Events after the balance sheet date”

UK GAAP

The group accounted for dividends proposed by the directors relating to a given accounting period within that period, even if the shareholder approval of that dividend took place after the balance sheet date.

IFRS

Under IAS 10, proposed dividends do not meet the definition of a liability until the dividends are approved by the shareholders. Thus, proposed dividends have been reversed under IFRS.

Impact

The effect on the 31 March 2005 balance sheet of reversing the proposed dividend is a reduction in trade and other payables of €45m. There is no impact on the 31 March 2005 income statement.

(j) Software - IAS 38 “Intangible assets”

UK GAAP

Under UK GAAP, software development costs that are directly attributable to bringing a computer system or other computer-operated machinery into working condition for its intended use within the business are treated as part of the cost of the related hardware and capitalised under property, plant & equipment.

IFRS

Under IAS 38, when software is not an integral part of the related hardware, computer software is treated as an intangible asset. Certain software assets previously classified under property, plant & equipment have been reclassified under intangible assets in line with the requirements of IAS 38.

Impact

The impact on the 31 March 2005 balance sheet is a reclassification of €15m from property, plant & equipment to intangible assets. There is no impact on the 31 March 2005 income statement.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

4. IFRS Principal Adjustments - continued

(k) Temporary income stream (“TIS”) annuity scheme – IAS 19 “Employee benefits”

UK GAAP

The group established an annuity scheme whereby employees participating in a voluntary termination scheme could accept payment in one lump sum or as an annuity to be paid out over a period of ten years. Under UK GAAP, the group recorded a liability at the date that an employee elected to receive the annuity. The group estimated the net liability and calculated it as the net of the present value of the fixed payment stream due to employees offset by the fair value of the assets set aside to fund the payment stream at the balance sheet date.

IFRS

Under IFRS, the liability for the annuity due to the employee is treated separately from the assets set aside to fund the liability. The annuity asset is recognised under current assets and non-current financial assets at fair value through income statement and the obligation is recognised gross under current and non-current liabilities, as applicable.

Impact

The impact on the 31 March 2005 balance sheet is an increase of €22m and €50m to current assets and non-current financial assets at fair value through income statement respectively. In addition there is an increase of €53m to non-current provisions for other liabilities and charges and an increase of €19m to current provisions for other liabilities and charges. Under IFRS €6m is reclassified from restructuring costs to interest expense, resulting in no net impact on the 31 March 2005 income statement.

(l) Leases – IAS 17 “Leases”

UK GAAP

Under UK GAAP, lease receivable balances and lease obligation balances for certain lease arrangements were netted on the balance sheet.

IFRS

Under IFRS, lease receivable balances and lease obligation balances for certain lease arrangements are shown gross on the balance sheet.

Impact

The impact on the 31 March 2005 balance sheet is to increase non-current assets by €118m and to increase other current other assets by €9m and to increase non-current lease obligations by €118m and to increase current lease obligations by €9m.

(m) Cash flow – IAS 7 “Cash flow statements”

UK GAAP

Under UK GAAP, cash flows were presented separately for operating activities, returns on investment and servicing of finance, taxation, capital expenditure and financial investment, acquisitions and disposals, equity dividends paid and financing.

IFRS

Under IFRS, cash flows are required to be shown separately for three categories only, namely, operating, investing and financing.

Impact

Cash flows from taxation and returns on investments and servicing of finance shown under UK GAAP are included as operating activities under IFRS.

5. Accounting policies under IFRS

These financial statements have been prepared on a basis consistent with the accounting policies set out below.

(a) Basis of accounting

These financial statements have been prepared in accordance with IFRS and IFRIC interpretations endorsed by the European Union (EU) and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention, as modified by revaluation of financial assets and certain financial liabilities (including derivative financial instruments) and the measurement of the fair value of share options. A summary of the more important group accounting policies is set out below.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 7.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

(b) Basis of consolidation

The consolidated financial statements of the group comprise a consolidation of the financial statements of the company, eircom Group plc, and its subsidiaries. The subsidiaries financial years are all coterminous with those of the company.

(i) Subsidiaries

Subsidiaries are entities over which the group has the power to govern the financial and operating policies in order to obtain benefits from their activities. Control is presumed to exist where the group owns more than 50% of the voting rights unless in exceptional circumstances it can be demonstrated that ownership does not constitute control. The consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of eircom Group plc and its subsidiaries after eliminating intercompany balances and transactions. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

(ii) Associates

An associate is an entity, that is neither a subsidiary nor a joint venture, over whose operating and financial policies the group exercises significant influence but not control. Significant influence is presumed to exist where the group holds between 20% and 50% of the voting rights, but can also arise where the group holds less than 20% if the group is actively involved and influential in policy decisions affecting the entity. The group’s share of the net assets, post tax results and reserves of associates are included in the financial statements using the equity accounting method. This involves recording the investment initially at cost to the group and then, in subsequent periods, adjusting the carrying amount of the investment to reflect the group’s share of the associate’s post tax results less any impairment of goodwill and any other changes to the associate’s net assets such as dividends.

(iii) Acquisitions and disposals

The results of subsidiaries acquired during the period are brought into the consolidated financial statements from the date of acquisition; the results of businesses sold during the period are included in the consolidated financial statements for the period up to the date of disposal. Gains or losses on disposal are calculated as the difference between the sale proceeds (net of expenses) and the net assets attributable to the interest which has been sold.

(c) Goodwill

For acquisitions completed on or after 1 April 2004, goodwill represents the excess of the cost of an acquisition over the fair value of the group’s share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates. Goodwill is tested for impairment annually, or if events indicate that goodwill may be impaired, and carried at cost less accumulated impairment losses.

For acquisitions prior to 1 April 2004, differences between the purchase price and the fair value of net assets acquired are classified as goodwill from acquisitions. Goodwill was amortised on a straight-line basis over the estimated useful life of 20 years until 31 March 2004 (the date of transition to IFRS).

(d) Intangible assets

Acquired computer software licences and associated costs are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Internal costs associated with developing computer software programmes are also capitalised. These costs are amortised over their estimated useful lives (three to four years).

Costs associated with maintaining computer software programmes are recognised as an expense as incurred.

Other intangible assets, which comprise primarily acquired intangible assets, are capitalised at fair value and amortised using the straight-line method over their estimated useful life.

The following useful lives have been determined for the intangible assets acquired during the year:

Years
Computer software	3-4
Monitoring contracts	3
Intangible assets from acquisitions:
Prepaid customer relationships	2
Postpaid customer relationships	7
Roaming customer relationships	10
Brand	12
GSM License	25

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

(e) Revenue recognition

Fixed Line

Revenue comprises the fair value of consideration received and receivable in respect of all services provided and equipment sold to third parties, net of value added tax and discounts. Revenue is recognised in the period earned by rendering of services or delivery of products. Revenue includes sales by group entities but excludes all intercompany sales.

Traffic revenue is recognised at the time the traffic is carried over the group’s networks. Revenue from rentals is recognised evenly over the period to which the charges relate. Bundled products (line rentals and traffic) are accounted for in the same manner as the unbundled products comprising the bundle. The discount to standard rates is normally applied based on the relative fair value of the bundle.

Connection fee revenue is deferred over the life of the customer relationship, which is estimated to be between three and six years. Customer lives are reviewed annually. Revenue from equipment sold to third parties is recognised at the point of sale. Revenue arising from the provision of other services, including maintenance contracts, is recognised over the term of the contract.

Billings for telephone services are made on a monthly, bi-monthly or quarterly basis. Unbilled revenues from the billing cycle date to the end of each month are recognised as revenue during the month the service is provided.

The group is required to interconnect its network with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, reliance is placed on other operators to measure the traffic flows interconnecting with the group’s network. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. Estimates are used in these cases to determine the amount of income receivable from, or payments required to be made to, these other operators and to establish appropriate provisions.

Mobile

Mobile revenue consists principally of charges to customers for traffic from our network services, revenue from providing network services to other telecommunications companies, and the sale of handsets.

Revenue is recognised when the service or product has been provided and there is a reasonable expectation of an inflow of economic benefits and those benefits can be reasonably measured.

When the group acts as principal bearing the risk and rewards of a transaction, revenue is recorded on a gross basis. However when the group acts as an agent on behalf of third parties, revenue is reported net of costs.

Revenue from the sale of bundled products is allocated between the elements on the basis of each element’s fair value and recognised in revenue when each individual element of the product or service is provided. The fair values of each element are determined based on the current market price of the elements when sold separately. To the extent that there is a discount in the bundled product, such discount is allocated between the elements of the contract in such a manner as to reflect the fair value of each element.

(f) Payments to other operators

Payments to other operators are mainly settlement fees that the group pays to other telecommunications operators for traffic that is routed on their networks. Costs associated with these payments are recognised in the period in which the traffic is carried.

(g) Customer acquisition costs

The group pays commissions to dealers for the acquisition and retention of mobile subscribers and certain fixed line products. Customer acquisition costs are recorded immediately in the income statements.

(h) Research

Expenditure on research is written off as incurred. Development costs are capitalised under intangible assets, if they generate probable future economic benefits. The capitalised development costs are amortised using the straight-line method over their estimated useful life. Development costs that do not fulfil the requirements for capitalisation are expensed as incurred.

(i) Foreign currencies

(i) Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in euro, which is the company’s functional and presentation currency and is denoted by the symbol “€”.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the retranslation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

(i) Foreign currencies - continued

(iii) Group entities

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•	income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised in equity.

(j) Taxation

The group is managed and controlled in the Republic of Ireland and, consequently, is tax resident in Ireland.

Current tax is calculated on the profits of the period. Current tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled.

Deferred tax is charged directly to equity if the tax relates to items that are credited or charged, in the same or a different period, directly to equity.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

(k) Financial instruments

Up to 31 March 2005

The group measured financial assets and liabilities in accordance with the principles of FRS 4 “Capital instruments”, FRS 5 “Reporting the substance of transactions” and SSAP 20 “Foreign currency translation”. Current asset investments were recognised at the lower of cost and net realisable value. Debt instruments were stated at the amount of the net proceeds adjusted to amortise any discount over the term of the debt. Debt and current asset investments were further adjusted for the effect of the currency element of swaps and forward contracts used as a hedge against these instruments. The group also provided disclosures in accordance with FRS 13 “Derivatives and other financial instruments: disclosures” setting out the objectives, policies and strategies for holding or issuing financial instruments, and the fair value of financial instruments held at the balance sheet date.

Currency swap agreements and forward exchange contracts which are used to cover the majority of the group’s foreign currency debt position were valued at year-end exchange rates and the resulting gains and losses were offset against gains and losses on the translation of the related debt. The interest element of the contracts was reflected in interest payable and similar charges.

Interest rate swap agreements are used to reduce the effect of interest rate fluctuations. Interest differentials, arising from these agreements, were accrued and reflected in interest payable and similar charges.

All borrowings were initially stated at the fair value of the consideration received after deduction of issue costs. Issue costs together with finance costs were charged to the profit and loss account over the term of the borrowings and represented a constant proportion of the balance of capital repayments outstanding. Accrued issue costs were netted against the carrying value of borrowings.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

(k) Financial instruments - continued

Key accounting policies under IAS 32 and IAS 39

In accordance with IFRS 1, the group adopted IAS 32 and IAS 39 from 1 April 2005. All borrowings are initially stated at the fair value of the consideration received after deduction of issue costs. Borrowings are subsequently stated at amortised cost: any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of borrowings using the effective interest method. Accrued issue costs are netted against the carrying value of borrowings.

Preference shares, including convertible preference shares, which are mandatorily redeemable, are classified as liabilities since the adoption of IAS 32 and IAS 39 on 1 April 2005. The dividends on these preference shares are recognised in the income statement as interest expense from 1 April 2005. Previously the dividends accruing to preference shares were recognised as dividends in accordance with UK company law.

Where the group has a legally enforceable right to set off the recognised amounts and intends to settle on a net basis or to realise the asset and settle the liability simultaneously then both the asset and the liability are derecognised.

Financial instruments from 1 April 2005

Derivative financial instruments are held in the balance sheet at their fair value. All derivative financial instruments during the year ended 31 March 2006 held qualify for hedge accounting. The group currently has only cash flow hedges.

The group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Cash flow hedges

Where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability, or a highly probable transaction, the effective part of any gain or loss on the derivative financial instrument is recognised directly in equity. Any ineffective portion of the hedge is recognised in the income statement.

When the cash flow hedge of a forecasted transaction subsequently results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are recognised in the income statement.

If a hedge is no longer effective or a hedging relationship ceases to exist any cumulative gain or loss on the instrument previously recognised in equity is retained in equity until the forecasted transaction occurs at which time it is released to the income statement. If the hedged transaction is no longer expected to occur, the net cumulative gain or loss in equity is transferred to the income statement immediately.

Financial assets held at fair value through income statement

This classification includes two sub-classifications, namely, financial assets held for trading and those designated at fair value through the income statement at inception. A financial asset is classified in this way if acquired principally for the purpose of selling in the short term or if so designated by management. These financial assets are measured at fair value, and changes in the fair value are recognised in the income statement. Assets in this category are classified as current assets if they are held for trading or are expected to be realised within 12 months of the balance sheet date.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

(l) Property, plant and equipment

Property, plant & equipment are stated at historical cost or deemed cost, less accumulated depreciation and impairment losses. Cost in the case of network plant comprises expenditure up to and including the last distribution point before customer’s premises and includes contractors’ charges, materials and labour and related overheads directly attributable to the cost of construction.

Land and buildings, are stated at a deemed cost. Land and buildings, which were previously revalued on 31 December 2003, were frozen at deemed cost, based on their fair values at 1 April 2004, under IFRS 1 transition rules.

Depreciation

Depreciation is provided on property, plant and equipment (excluding land), on a straight-line basis, so as to write off their cost less residual amounts over their estimated economic lives. The estimated economic lives assigned to property, plant and equipment are as follows:

Asset Class	31 March 2005 Estimated Economic Life (Years)	31 March 2006 Estimated Economic Life (Years)
Buildings	40	40

Network Plant
Transmission Equipment
Duct	20	20
Overhead cable/poles	10-15	10-15
Underground cable	14	14
Other local network	15	6-8

Exchanges
Exchange line terminations	8	8
Core hardware/operating software	3-4	3-4
Others	3-7	3-7

The group’s policy is to review the remaining economic lives and residual values of property, plant & equipment on an ongoing basis and to adjust the depreciation charge to reflect the remaining estimated life and residual value. This year’s review resulted in the adjustment of certain asset lives, as outlined in the table above. These changes were effected to more accurately reflect the asset lives in the industry.

Fully depreciated property, plant & equipment are retained in the cost of property, plant & equipment and related accumulated depreciation until they are removed from service. In the case of disposals, assets and related depreciation are removed from the financial statements and the net amount, less proceeds from disposal, is charged or credited to the income statement.

Assets in the course of construction

Assets in the course of construction represent the cost of purchasing, constructing and installing property, plant & equipment ahead of their own productive use. No depreciation is charged on assets in the course of construction. The estimated amount of interest incurred, based on the weighted average interest rate on outstanding borrowings, while constructing capital projects is capitalised.

Asset retirement obligations

The group has certain obligations in relation to the retirement of assets mainly poles, batteries and international cable. The group also has obligations to dismantle base stations and to restore the property owned by third parties on which the stations are situated after the stations are removed. The group capitalises the future discounted cash flows associated with these asset retirement obligations and depreciates these assets over the useful life of the related asset.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

(m) Impairment

Assets that have an indefinite useful life, principally goodwill, are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation and depreciation are also reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(n) Capital grants

Grants from the government and other parties are recognised at their fair value where there is a reasonable assurance that the grant will be received and the group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight line basis over the expected lives of the related assets.

(o) Leased assets

The capital cost of property, plant & equipment acquired under finance leases is included in property, plant and equipment and depreciated over the shorter of the lease term and the estimated useful life of the asset. The outstanding capital element of the lease obligations is included in current and non-current liabilities, as applicable, while the interest is charged to the income statement over the primary lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(p) Inventories

Inventories comprise consumable items and goods held for resale. Inventories are stated at the lower of cost and net realisable value. Cost is calculated on a weighted average basis and includes invoice price, import duties and transportation costs. Where necessary, write-downs in the carrying value of inventories are made for damaged, deteriorated, obsolete and unusable items on the basis of a review of individual items included in inventory.

(q) Trade receivables

Trade receivables are recognised initially at fair value and subsequently less any provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or a financial re-organisation, and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. All movements in the level of the provision required are recognised in the income statement.

(r) Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments readily convertible to cash, and bank overdrafts.

(s) Indefeasible rights of use

The group accounts for IRU contracts in the following manner:

(i) The sales contracts are accounted for as service contracts with the entire income being deferred and recognised on a straight-line basis over a 17 to 25 year period.

(ii) The purchase contracts are accounted for as service contracts and accordingly, the pre-paid balance has been recorded as a deferred debtor and is being amortised on a straight-line basis as an expense over a 7 year period.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

(t) Employee benefits

(i) Pension obligations

Group companies operate various pension schemes. The schemes are generally funded through payments determined by periodic actuarial calculations to trustee-administered funds. The group operates both defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate fund. Under defined contribution plans, the group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods. A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The amount recognised in the balance sheet in respect of defined benefit pension plans is the present value of the groups defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognised actuarial gains or losses. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of AA corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability.

Actuarial gains and losses, arising from experience adjustments and changes in actuarial assumptions, in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to income over the employees’ expected average remaining working lives.

Pre 1 January 1984, past-service costs are the responsibility of the Irish Minister for Finance. Post 1 January 1984, past-service costs are recognised immediately in the income statement, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight-line basis over the vesting period.

For defined contribution plans, the group pays contributions to publicly or privately administered pension plans on a contractual or voluntary basis. The group has no further payment obligations once the contributions have been paid. The contributions are recognised as employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(ii) Share-based compensation

The group operates equity-settled share-based compensation plans. The fair value of the employee services received in exchange for the grant of options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the group revises its estimates of the number of options that are expected to vest. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

The proceeds received on the exercise of share options net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

(iii) Termination benefits

Termination benefits are payable when employment is terminated by the group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The group recognises termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(iv) Bonus plans

The group recognises a provision and an expense for bonuses where contractually obliged or where there is a past practice that has created a constructive obligation.

(u) Provisions

Provisions for obligations relating to the disposal and dismantling of certain assets and related restoration requirements, onerous contracts on property, restructuring programme costs and legal claims are recognised when the group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

(v) Share capital

Ordinary shares are classified as equity. Since the adoption of IAS 32 and IAS 39 on 1 April 2005, preference shares, including convertible preference shares, which are mandatorily redeemable, are classified as liabilities. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Prior to 1 April 2005, preference shares were classified as other equity shares within equity, in accordance with UK company law.

(w) Dividend distribution

Final dividend distributions to equity shareholders are recognised as a liability in the group’s financial statements in the period in which the dividends are approved by the equity shareholders. Interim dividend distributions to equity shareholders are recognised as a liability in the group’s financial statements in the period in which the dividends are paid.

(x) Segmental reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments.

(y) Fair value estimation

Fair value is the amount for which an asset, liability or financial instrument could be exchanged in an arm’s length transaction between informed and willing parties, other than a forced or liquidation sale. The fair value is determined based on quoted prices or by using valuation techniques such as discounted cash flow analysis.

The fair values of short-term deposits, floating-rate loans and overdrafts approximate to their carrying amounts.

(z) Investments

Fixed asset investments in subsidiaries included in the company balance sheet are shown at cost less provision for impairment.

6. Financial risk management

Financial risk factors

The Group’s activities expose it to a variety of financial risks: market rate risk, credit risk and liquidity risk. Responsibility for managing these risks rests with the Board of eircom Group plc. It is, and has been throughout the period under review, the group’s policy not to trade in financial instruments.

The group conducts its business primarily in Ireland and, therefore, operating and investing cash flows are substantially denominated in euro. A limited level of foreign exchange risk arises in relation to a foreign subsidiary, capital expenditure denominated in foreign currencies and foreign exchange settlements with international third party telecommunications carriers.

(a) Market rate risk

Market rate risk is defined as the exposure of the group’s financial position to movements in interest and foreign exchange rates. The principal aim of managing these risks is to limit the adverse impact on shareholder value of movements in interest rates and foreign exchange rates.

The Group uses derivative financial instruments to hedge these risk exposures. Derivative financial instruments are contractual agreements whose value reflects price movements in an underlying asset and liability. The Group uses derivatives, where appropriate, to generate the desired effective profile of currency and interest rate risk.

The main derivatives used are interest rate swaps and currency swaps. It is group policy to hedge the majority of currency risk. The group seeks to manage the fixed/floating mix of its borrowings with the aim of controlling cost while mitigating its exposure to interest rate risk. The group achieves fixed rates on borrowings either directly through the use of fixed rate debt or indirectly through the use of interest rate swaps. Under interest rate swaps, the group agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate amounts calculated by reference to an agreed notional principal amount.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

6. Financial risk management - continued

(b) Credit risk

Credit risks are mainly related to counterparty risks associated with trade and other debtors, prepayments, amounts owed by related companies, interest in debt securities and derivative contracts.

The group’s trade debtors are generated by a large number of customers, both private individuals and companies in various industries, mainly in Ireland and hence there is no significant concentration of credit risk. Exposure to credit loss and subscriber fraud is actively monitored on a daily basis, including some processing of current credit information on subscribers from third-party sources.

The group is exposed to credit risk relating to its cash and cash equivalents. The group places its cash with highly rated financial institutions. The group’s policy is designed to limit exposure with any one institution and to invest its excess cash in low risk investment accounts. The group has not experienced any losses on such accounts.

Transactions involving derivative contracts are managed by Irish Telecommunications Investment Limited (“ITI”); a wholly owned subsidiary, within a framework of limits approved by the Board, which restrict the group’s dealings to highly rated financial institutions.

(c) Liquidity risk

The objective of liquidity management is to ensure the availability of sufficient funds to meet the Group’s requirements and to repay maturing debt. This objective is met by monitoring and controlling potential cash flows and maintaining an appropriate buffer of readily realisable assets and standby credit lines. The maturity profile of Group debt is set out in Note 27 of the Financial Statements.

(d) Fair value estimation

The fair value of financial instruments traded in active markets (such as trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the group is the current bid price.

The fair value of financial instruments that are not traded in an active market (for example, over the counter derivatives) is determined by using valuation techniques. The group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term-debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

The nominal value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the group for similar instruments.

7. Critical Accounting Judgements and Estimates

Judgements and estimates are continually evaluated and are based on historical experiences and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Establishing lives for depreciation purposes of property, plant and equipment

Long-lived assets, consisting primarily of property, plant and equipment, comprise a significant portion of the total assets. The annual depreciation charge depends primarily on the estimated lives of each type of asset and, in certain circumstances, estimates of fair values and residual values. The directors regularly review these asset lives and change them as necessary to reflect current thinking on remaining lives in light of technological change, prospective economic utilisation and physical condition of the assets concerned. Changes in asset lives can have a significant impact on depreciation and amortisation charges for the period. It is not practical to quantify the impact of changes in asset lives on an overall basis as asset lives are individually determined and there are a significant number of asset lives in use. The effect of the changes in asset lives, of a small number of our total assets, in the income statement for the year ended 31 March 2006 was an increase in the depreciation charge of €24 million. Detail of the useful lives is included in note 5(l). The impact of any change would vary significantly depending on the individual changes in assets and the classes of assets impacted.

(b) Establishing lives for amortisation purposes of intangible assets

The Group has significant levels of intangible assets. The amortisation charge is dependent on the estimated lives allocated to each type of intangible asset. The directors regularly review these asset lives and change them as necessary to reflect current thinking on remaining lives and the expected pattern of consumption of the future economic benefits embodied in the asset. Changes in asset lives can have a significant impact on amortisation charges for the period. The effect of the changes in asset lives in the income statement for the year was a decrease in the amortisation charge by €4 million. Detail of the useful lives is included in Note 5(d) and the related intangible assets are set out in Note 17.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

7. Critical Accounting Judgements and Estimates - continued

(c) Making appropriate long-term assumptions in calculating pension liabilities, surpluses and costs

The group operates funded defined benefit schemes, which is independent of the group’s finances, for the majority of employees. Valuations of the main scheme are carried out on an annual basis by the actuaries to the schemes. The rates of contribution payable and the pension cost are determined on the advice of the actuaries, having regard to the results of these valuations and the unrecognised pension surplus or deficit at the date of the last valuation. The cost of these benefits and the present value of the pension liabilities depend on the assumptions made in respect of such factors as the life expectancy of the members of the scheme, the salary progression of current employees, the return that the pension fund assets will generate in the period before they are used to fund the pension payments and the discount rate at which the future pension payments are valued. The group uses estimates for all of these factors in determining the pension costs, surpluses arising on acquisitions and liabilities reflected in the financial statements. Differences between assumptions made and actual experience and changes in assumptions made also impact on pension charges. The effect of changes in assumptions on the pension scheme valuation is contained in Note 41.

(d) Providing for doubtful debts

The group provides services to individuals and business customers on credit terms. The group expects that some debts due will not be paid as a result of the default of a small number of customers. The group uses estimates based on historical experience in determining the level of debts, which the group believes, will not be collected. These estimates include such factors as the current state of the Irish economy and particular industry issues. A significant, unanticipated downturn in the Irish economy or negative industry trends could require an increase in the estimated level of debts that will not be collected, which would negatively impact the operating results. Any significant reduction in the level of customers that default on payments or other significant improvements that resulted in a reduction in the level of bad debt provision would have a positive impact on the operating results. The level of provision required is reviewed on an ongoing basis.

(e) Providing for litigation, contingencies and other constructive obligations

The group is a party to lawsuits, claims, investigations and proceedings, consisting primarily of commercial matters, which are being handled and defended in the ordinary course of business. The group reviews the current status of any pending or threatened proceedings with the group’s legal counsel on a regular basis. In determining whether provisions are required with respect to pending or threatened litigation, management reviews the following: (1) the period in which the underlying cause of the pending or threatened litigation or of the actual or possible claim or assessment occurred; (2) the degree of probability of an unfavourable outcome; and (3) the ability to make a reasonable estimate of the amount of loss. Upon considering the above items and other known relevant facts and circumstances, the group recognise any loss that is considered probable and reasonably quantifiable as of the balance sheet date. In addition, the group provides for other items of an uncertain timing or amount, such as liabilities arising as a result of self-insurance and disputes with third parties, including regulatory authorities. These provisions are recognised when the group has a legal or constructive obligation as a result of past events and a reliable estimate of that obligation can be made. Estimates and judgements are used in determining the level of provisioning required and the timing of payments.

The group has onerous contracts associated with vacant offices and industrial leasehold properties and disposals relating to relocations. The group has estimated the future cash outflows arising from these onerous contracts. The estimation of outflows includes judgements in respect of the sub-let of certain of the properties. If the group were unable to sublet the properties for the duration of the leases an additional provision of €16.3 million would be required in the financial statements.

(f) Making appropriate medium-term assumptions on asset impairment reviews

The group undertakes a review for impairment annually or if events or circumstances indicate that the carrying amount may not be recoverable. Factors which the group consider could trigger an impairment review include, but are not limited to the following: (1) significant negative industry or economic trends, (2) current, historical or projected losses that demonstrate continuing losses, or (3) results of fair market valuations performed. These impairment charges under IFRS are based upon the excess of the carrying amount of the asset over its recoverable amount which is the higher of the net amount at which the asset could be disposed of and its value in use, based on discounted future cash flows. When an asset is not recoverable, impairment is measured as the excess of carrying value over the recoverable amount of the long-lived asset. Management incorporates estimates when evaluating the carrying amount, the recoverable amount, the value in use and the fair value. Changes in these estimates would directly affect the amount of the impairment charge recorded and, potentially, the existence of impairment.

(g) Assessing the level of interconnect income from and payments to other telecommunications operators

The group is required to interconnect their networks with other telecommunications operators. In some instances, as is normal practice in the telecommunications industry, reliance is placed on other operators to measure the traffic flows interconnecting with the group’s networks. In addition, the prices at which services are charged are often regulated and can be subject to retrospective adjustment. Estimates are used in these cases to determine the amount of income receivable from, or payments required to be made to, these other operators and to establish appropriate provisions. Changes in the estimates directly affect revenue, operating costs and profit.

(h) Asset retirement obligations

The group has certain obligations in relation to the retirement of assets mainly poles, batteries and international cable. The group also has obligations to dismantle base stations and to restore the property owned by third parties on which the stations are situated after the stations are removed. Significant judgement is required in determining the cash flows associated with these retirement obligations as some of the cash flows are anticipated up to 25 years in the future.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

8. Business combinations

On 23 November 2005, the group acquired 100% of the share capital of Meteor Ireland Holdings, LLC, a company incorporated in Delaware, the holding company of Meteor Mobile Communications Limited, a mobile telecommunications company operating in Ireland. The acquired business contributed revenues of €87 million and net loss of €11 million to the group for the period 23 November 2005 to 31 March 2006. The fair values used are provisional.

Details of net assets acquired and goodwill are as follows:

€’m
Purchase consideration:
- Cash paid	419
- Direct costs relating to the acquisition	11

Total purchase consideration	430

Fair value of net assets acquired	(196)

Goodwill (Note 16)	234

The goodwill is attributable to the high growth rate and anticipated profitability of the acquired business.

The assets and liabilities arising from the acquisition are as follows:

	Fair Value	Acquiree’s carrying Amount
	€’m	€’m
Cash and cash equivalents	2	2
Property, plant and equipment (Note 18)	98	136
Goodwill	—	33
Trademarks (included in other intangible assets) (Note 17)	22	—
Customer relationships (included in other intangible assets) (Note 17)	49	—
Licences (included in other intangible assets) (Note 17)	52	13
Receivables	45	45
Payables	(59)	(59)
Provisions for other liabilities and charges (Note 32)	(4)	(4)
Net deferred tax liabilities (Note 31)	(9)	—

Net assets acquired	196	166

€’m
Purchase consideration settled in cash	430
Cash and cash equivalents in subsidiary acquired	(2)

Cash outflow on acquisition	428

There were no acquisitions in the year ended 31 March 2005.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

9. Segment information

Primary reporting format – business segments

The group provides communications services, principally in Ireland. The group is organised into two main business segments:

(a)	Fixed line; and
(b)	Mobile

The segment results for the year ended 31 March 2006:

	Fixed line	Mobile	Inter-segment	Group
	€’m	€’m	€’m	€’m
Revenue	1,618	87	(12)	1,693

Operating profit (loss) / Segment result	246	(12)	—	234
Finance costs				(150)
Finance income				27
Share of profit of associates				1

Profit before income tax				112
Income tax expense				(30)

Profit for the year				82

The segment results for the year ended 31 March 2005:

	Fixed line	Mobile	Inter-segment	Group
	€’m	€’m	€’m	€’m
Revenue	1,598	—	—	1,598

Operating profit / Segment result	213	—	—	213
Finance costs				(139)
Finance income				13
Share of profit of associates				1

Profit before income tax				88
Income tax expense				(9)

Profit for the year				79

Other segment items included in the income statement are as follows:

	31 March 2005			31 March 2006
	Fixed line	Mobile	Group	Fixed line	Mobile	Group
	€’m	€’m	€’m	€’m	€’m	€’m
Amortisation (Note 17)	20	—	20	9	6	15
Depreciation (Note 18(b))	296	—	296	308	10	318
Restructuring programme costs	66	—	66	30	—	30

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

9. Segment information - continued

The segment assets and liabilities and capital expenditure are as follows:

	31 March 2006
	Fixed line	Mobile	Unallocated	Group
	€’m	€’m	€’m	€’m
Assets	3,499	503	202	4,204
Investments in associates	—	—	—	—

Total assets	3,499	503	202	4,204

Liabilities	806	77	2,730	3,613

Capital expenditure:
Intangible assets
- Arising on acquisition (Note 17)	—	123	—	123

- Other expenditure (Note 17)	17	—	—	17

Property, plant and equipment
- Arising on acquisition (Note 18)	—	98	—	98

- Other expenditure (Note 18)	234	16	—	250

	31 March 2005
	Fixed line	Mobile	Unallocated	Group
	€’m	€’m	€’m	€’m
Assets	3,611	—	199	3,810
Investments in associates	—	—	1	1

Total assets	3,611	—	200	3,811

Liabilities	820	—	2,616	3,436

Capital expenditure:
Intangible assets (Note 17)	13	—	—	13

Property, plant and equipment (Note 18)	204	—	—	204

Segment assets consist primarily of property, plant and equipment, goodwill and other intangible assets, inventories, receivables and operating cash. They exclude deferred taxation, investments and derivatives designated as hedges of borrowings.

Segment liabilities comprise operating liabilities and provisions for liabilities and other charges. They exclude items such as taxation, corporate borrowings and related hedging derivatives.

Capital expenditure comprises additions to intangible assets (Note 17) and property, plant and equipment (Note 18), including additions resulting from acquisitions through business combinations (Note 8).

Secondary reporting format – geographical segments

The group’s fixed line business segment operates in two geographical areas, Ireland and the United Kingdom. The United Kingdom does not constitute a separately reportable segment as it represents less than 10% of fixed line turnover.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

10. Operating costs

	2005	2006
	€’m	€’m
Staff costs:
Wages and salaries	367	367
Social welfare costs	14	16
Share options granted to directors and employees	1	2
Pension costs – defined contribution plans	3	5
Pension costs – defined benefit plans	37	82

	422	472
Staff costs capitalised	(58)	(62)

Net staff costs included in operating costs	364	410
Other operating costs:
Payments to telecommunications operators	298	328
Purchase of goods for resale, commission and related costs	81	104
Materials and services	52	49
Other network costs	28	28
Accommodation	53	73
Sales and marketing	34	58
Transport and travel	18	20
IT costs	15	15
Provision for impaired receivables	11	1
Other costs	49	62

Total other operating costs	639	738

Total operating costs excluding amortisation, depreciation and restructuring programme costs	1,003	1,148

Amortisation (Note 17)	20	15
Depreciation (net) (Note 18)	296	318
Restructuring programme costs	66	30
Profit on disposal of property and investments	—	(52)

Total operating costs	1,385	1,459

(a) Operating costs are stated after charging:

	2005	2006
	€’m	€’m
Research costs	1	1

Hire of plant and machinery	3	3

Other operating lease rentals	20	38

Net exchange gain on foreign currency borrowings less deposits	—	—

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

10. Operating costs - continued

(b) Services provided by the group’s auditor and network firms

The group obtained the following services from the group’s auditor at costs as detailed below:

	2005	2006
	€’m	€’m
Audit services
Statutory audit	0.7	1.1
Other audit related services (including non-statutory audits)	0.7	0.7
Audit related regulatory reporting	2.3	1.5

	3.7	3.3
Further assurance services	0.3	3.1
Tax advisory services	0.1	0.1

	4.1	6.5

Included in the table are group audit fees and expenses paid and payable to the group’s auditor of €1.1 million (2005: €0.7 million), of which €0.1 million (2005: €0.1 million) was paid in respect of the parent company.

Also included above are fees paid to the group’s auditor in respect of non-statutory audit services of €5.4 million (2005: €3.4 million).

Total services, included in the table above, in the amount of €2.3 million have not been included in operating costs as they relate to audit related and other services provided by the auditors in respect of the group’s rights issue and acquisition of Meteor. The rights issue costs have been charged against share premium and the costs associated with the acquisition of Meteor have been capitalised thereby increasing goodwill in the consolidated balance sheet.

11. Profit on disposal of property and investments

	2005	2006
	€’m	€’m
Profit on disposal of property	—	48
Profit on disposal of Investments	—	4

	—	52

12. Finance costs - net

	2005	2006
	€’m	€’m
(a) Finance costs:
Interest payable on bank loans and other debt	132	129
Amortisation of issue costs of bank loan and other debt	4	5
Debt issue costs write off	(1)	—
Fair value losses on financial asset associated with temporary income stream annuity (“TIS”)	11	2
Dividends payable on preference shares	—	19
Finance lease interest	—	1
Capitalised interest on property, plant and equipment	(7)	(6)

	139	150

(b) Finance income:
Interest income	(8)	(12)
Fair value gain on financial liability associated with temporary income stream annuity (“TIS”)	(5)	(15)

	(13)	(27)

Exchange differences arising on foreign currency borrowings
Unrealised (gains)/losses	(12)	13
Hedging contract losses/(gains)	12	(13)

Finance costs - net	126	123

The rate applied to capitalised interest is 5.9% (2005: 5.6%).

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

12. Finance costs – net - continued

Preference shares, including convertible preference shares, which are mandatorily redeemable, are classified as liabilities since the adoption of IAS 32 and IAS 39 on 1 April 2005 and the dividends on these preference shares are recognised in the income statement as interest expense from that date. Previously the dividends accruing to preference shares were recognised as dividends in accordance with UK company law and were included as a movement in equity.

13. Income tax expense

	2005	2006
	€’m	€’m
(a) Recognised in the income statement

Current tax expense
Current year	20	35
Adjustments for prior years	(4)	8

	16	43

Deferred tax expense
Origination and reversal of temporary difference (note 31)	(7)	(13)

Total income tax expense in income statement	9	30

(b) Reconciliation of effective tax rate

The tax on the group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated companies as follows: -

	2005	2006
	€’m	€’m
Profit before tax	88	112

Tax calculated at Irish tax rates	11	14

Effects of:-
Non deductible expenses	2	7
Utilisation of losses forward	(1)	—
Income taxable at higher rate	1	1
Adjustment in respect of prior periods	(4)	8

Tax charge for year (note 13(a))	9	30

The weighted average applicable tax rate was 12.5% (2005: 12.5%).

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

14. Earnings per share

Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares in issue during the year.

	2005	2006
	€’m	€’m
Profit attributable to equity holders of the company	58	82

Weighted average number of ordinary shares in issue	820,969,597	985,496,483

Basic earnings per share (€ per share)	0.07	0.08

For the year ended 31 March 2005, the profit attributable to equity holders is after adjusting for €21m of dividends payable in respect of preference shares. From 1 April 2005, dividends payable on preference shares are included in finance costs.

Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The company has two categories of potentially dilutive ordinary shares: convertible debt and share options. The convertible debt is not dilutive for the year ended 31 March 2006 or 31 March 2005. For the share options a calculation is performed to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the company’s shares for the years) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	2005	2006
	€’m	€’m
Profit attributable to equity holders of the company	58	82

Weighted average number of ordinary shares in issue	820,969,597	985,496,483
Adjustment for
– share options	2,890,847	3,204,531

Weighted average number of ordinary shares for diluted earnings per share	823,860,444	988,701,014

Diluted earnings per share (€ per share)	0.07	0.08

15. Dividends

	2005	2006
	€’m	€’m
Group and company
Interim paid dividend of €0.05c (2005: €0.05c) per share	37	54
Final dividend in respect of 2005 of €0.06c (2005: €Nil) per share	—	45

	37	99

On 14 May 2006 the board declared a second interim dividend in respect of the financial year ended 31 March 2006 of €0.052c per ordinary share payable on 26 June 2006 to all ordinary shareholders on the register of members as at 26 May 2006. The second interim dividend is in substitution for a final dividend in respect of the financial year to 31 March 2006 and no final dividend will be proposed at the annual general meeting. This further interim dividend will absorb an estimated €56 million of shareholders’ funds.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

16. Goodwill

	2005	2006
	€’m	€’m
At 1 April 2005	761	761
Additions (Note 8)	—	234

At 31 March 2006	761	995

Accumulated Amortisation
At 1 April 2005 and 31 March 2006	92	92

Net book value at end of year	669	903

There are no accumulated impairments on goodwill. Following the introduction of IFRS 3 “Business Combinations” from 1 April 2004, goodwill is no longer subject to amortisation, but is tested for impairment annually.

Impairment test of goodwill

Substantial goodwill amounts are allocated to the cash generating units below. Apart from goodwill no intangible assets with an indefinite useful life are recognised in the balance sheet.

The allocation of goodwill to the cash generating units is as follows:

	2005	2006
	€’m	€’m
Fixed line	669	669
Mobile	—	234

Total	669	903

The value of goodwill was tested in the fourth quarter after business planning had been completed. In 2006 and 2005 no impairments were recorded or reversed.

The valuation methods and significant assumptions for the impairment test are presented below:

Fixed line

The recoverable amount of the cash-generating unit was calculated on the basis of value in use, using the discounted cashflow (DCF) method. Future cashflows were forecasted in line with the one year business plan approved by the Board of Directors. The discount rate on the scheduled pre tax weighted average cost of capital (WACC) was 8.5%. The terminal value was calculated using a long-term growth rate of nil from 31 March 2007. eircom considers the business plan and long-term projections to be reasonable in view of the anticipated performance of the Irish economy. Sensitivity analysis using a higher discount rate of 9.5% was also performed which would not lead to an impairment.

Mobile

The recoverable amount of the cash-generating unit was calculated on the basis of value in use, using the discounted cashflow (DCF) method. Future cashflows were forecasted in line with the five-year business plan approved by the Board of Directors. The discount rate on the scheduled pre tax WACC was 11.5%. The terminal value was calculated using a long-term growth rate of nil. eircom considers the business plan and long-term projections to be reasonable in view of the anticipated performance of the Irish economy. Sensitivity analysis using a higher discount rate of 12.5% was also performed which would not lead to an impairment.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

17. Other intangible assets

			Intangible assets from acquisitions
	Computer software	Monitoring contracts	Trademarks	Contracts and related customer relationships	License	Total
	€’m	€’m	€’m	€’m	€’m	€’m
Cost
At 1 April 2004	94	—	—	—	—	94
Additions	11	2	—	—	—	13

At 31 March 2005	105	2	—	—	—	107

Arising on acquisition (Note 8)	—	—	22	49	52	123
Additions	14	2	—	—	—	16
Disposals/retirements	(5)	—	—	—	—	(5)

At 31 March 2006	114	4	22	49	52	241

Amortisation
At 1 April 2004	70	—	—	—	—	70
Charge for the year	20	—	—	—	—	20

At 31 March 2005	90	—	—	—	—	90

Charge for the year	8	1	1	4	1	15
Disposals/retirements	(5)	—	—	—	—	(5)

At 31 March 2006	93	1	1	4	1	100

Net Book Value at 31 March 2006	21	3	21	45	51	141

Net Book Value at 31 March 2005	15	2	—		—	17

Computer software relates to internal and external capitalised software development costs. Certain computer software asset lives were increased from 3 to 4 years following a review of asset lives by the group. The effect of the changes in the income statement for the year was a decrease in the amortisation charge of €4m.

Monitoring contracts relates to purchased monitoring contracts in our residential security systems operation.

Intangible assets from acquisitions relate to intangible assets resulting from the acquisition Meteor (see Note 8).

Amortisation of €15 million (2005: €20 million) is included in “depreciation and amortisation” in the income statement.

The following useful lives have been determined for the intangible assets acquired during the year:

Years
Computer software	3 - 4
Monitoring contracts	3
Intangible assets from acquisitions:
Prepaid customer relationships	2
Postpaid customer relationships	7
Roaming customer relationships	10
Brand	12
GSM License	25

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

18. Property, plant and equipment

(a)

	Land & Buildings	Network Plant & Equipment	Total
	€’m	€’m	€’m
Cost or Valuation
At 1 April 2004	491	2,494	2,985

Additions	13	191	204
Disposals/retirements	(3)	(1)	(4)

At 31 March 2005	501	2,684	3,185

Acquisition of subsidiary (Note 8)	—	98	98
Additions	14	236	250
Disposals/retirements	(12)	(18)	(30)

At 31 March 2006	503	3,000	3,503

Accumulated Depreciation
At 1 April 2004	43	814	857

Charge for year (Note 18 (b))	17	280	297
Disposals/retirements	—	(1)	(1)

At 31 March 2005	60	1,093	1,153

Charge for year (Note 18 (b))	15	305	320
Disposals/retirements	(1)	(18)	(19)

At 31 March 2006	74	1,380	1,454

Total Net Book Value at 31 March 2006	429	1,620	2,049

Total Net Book Value at 31 March 2005	441	1,591	2,032

The group’s policy is to review the remaining economic lives and residual values of property, plant and equipment on an ongoing basis and to adjust the depreciation charge to reflect the remaining estimated life and residual value. This year’s review resulted in the adjustment of asset lives, as outlined in Note 6(l). These changes were effected to more accurately reflect the asset lives in the industry as a result of development in the industry and the group’s plans during the current year. The effect of the changes in the income statement for the year was an increase in the depreciation charge of €24m. The last valuation of Land & Buildings was carried out by Lisney, Estate Agents, auctioneers and Valuers, as at 31 December 2003.

(b) The depreciation charged in the income statement is net of capital grants amortised during the year as follows:-

	2005	2006
	€’m	€’m
Depreciation	297	320
Amortisation of capital grants (Note 30)	(1)	(2)

	296	318

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

18. Property, plant and equipment - continued

(c) Analysis of net book value of land and buildings is as follows:-

	2005	2006
	€’m	€’m
Freehold	299	312
Leasehold:
Over 50 years unexpired	108	94
Under 50 years unexpired	34	23

	441	429

(d) Included in property, plant and equipment is plant and equipment acquired under finance leases as follows:-

	2005	2006
	€’m	€’m
Cost	63	74
Accumulated depreciation	(48)	(61)

Net book value	15	13

Depreciation charge for the year	11	13

(e) Assets in course of construction

Included in property, plant and equipment are assets in the course of construction of €90 million (2005: €85 million).

19. Investments

Fixed asset investments

	Group		Company
	2005	2006	2005	2006
	€’m	€’m	€’m	€’m
Shares in group undertakings
At beginning of year – unlisted	—	—	588	588
Additions	—	—	—	219

At end of year – unlisted	—	—	588	807

Additions comprise of a capital contribution to Meteor Mobile Communications Limited.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

20. Investments in associates

	Group		Company
	2005	2006	2005	2006
	€’m	€’m	€’m	€’m
At beginning of year	—	1	—	—
Share of profit after tax of associates	1	1	—	—
Disposal of associate	—	(2)	—	—

At end of year	1	—	—	—

The group share of the results of its principal associates, all of which are unlisted, and its share of the assets and liabilities are as follows:

	Assets	Liabilities	Revenues	Profit	Interest held
	€’m	€’m	€’m	€’m	%
2005
Beacon Integrated Solutions Limited	—	—	—	—	49%
Telecom Engineering Services Limited	6	5	18	1	35%
Altion Limited	—	—	1	—	33%
Buy4Now Limited	—	—	1	—	22%

	6	5	20	1

2006
Altion Limited	—	—	1	—	33%
Telecom Engineering Services Limited	—	—	15	1	35%
Buy4Now Limited	—	—	1	—	22%

	—	—	17	1

During the year ended 31 March 2006 the group share (35%) of Telecom Engineering Services Limited was sold for a consideration of €2.1 million.

Other than profit and the group’s share of assets of associates, no amounts are included in the consolidated financial statements.

21. Financial asset at fair value through income statement

	2005	2006
	€’m	€’m
Non-current assets
Financial asset associated with temporary income stream annuity (“TIS”)	50	53

Current assets
Financial asset associated with temporary income stream annuity (“TIS”)	22	17

	72	70

The group established an annuity scheme whereby employees participating in a voluntary termination scheme could accept payment in one lump sum or as an annuity to be paid out over a period of ten years. The assets set aside to fund the payment stream at the balance sheet date are recognised under “financial asset at fair value through income statement” and the liability is recognised under “provisions for other liabilities and charges”.

Financial assets at fair value through income statement are presented within the section on operating activities as part of changes in working capital in the cash flow statement (Note 37). These assets are not classified as held for trading but were designated at fair value through income statement at inception.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

22. Other assets

	2005	2006
	€’m	€’m
Non-current assets
Lease receivable	118	105

Current assets

Lease receivable	9	25

	127	130

Two subsidiaries with the group are party to a financing transaction under which lease receivables balances equal lease obligation balances. These are shown gross on the balance sheet. The lease receivable balance is recognised under “other assets” and the liability is recognised under “borrowings”.

23. Inventories

	2005	2006
	€’m	€’m
Network development and maintenance stocks	6	5
Consumable and other stocks	5	8

	11	13

24. Trade and other receivables

	Group		Company
	2005	2006	2005	2006
	€’m	€’m	€’m	€’m
Amounts falling due within one year:
Trade receivables	283	284	—	—
Less: Provision for impairment of receivables	(73)	(36)	—	—

Trade receivables - net	210	248	—	—
Prepayments and accrued income	93	103	—	—
Amounts due from group undertakings	—	—	—	169
Dividends due from group undertakings	—	—	105	105

	303	351	105	274

The fair values of trade and other receivables approximate to their carrying amounts.

There is no concentration of credit risk with respect to trade receivables due to the Group’s customer base being large in number and unrelated. Due to this, management believe there is no further credit risk provision required in excess of normal provision for doubtful receivables.

25. Restricted cash (Group and Company)

The restricted cash balance of €1 million was used by the company during the year ended 31 March 2006 for the purposes of redeeming the outstanding Redeemable Preference Shares and Trancheable Redeemable Preference Shares. The interest earned on the deposit, after deduction of any taxation payable, was payable as part of the redemption price in respect of the Redeemable Preference Shares and Trancheable Redeemable Preference Shares to the extent not elected to be received as pre-redemption dividend.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

26. Cash and cash equivalents (Group and Company)

	Group		Company
	2005	2006	2005	2006
	€’m	€’m	€’m	€’m
Cash and cash equivalents	388	411	143	34

The book value of cash and cash equivalents approximates their fair value. The effective interest rate on short term bank deposits was 2% (2005:2%), these deposits have an average maturity of 4 days.

27. Borrowings

Group	Book Value		Fair Value
	2005	2006	2005	2006
	€’m	€’m	€’m	€’m
Non-current liabilities
Bank borrowings (Senior Credit Facility)	1,180	1,040	1,180	1,040
7.25% Senior notes due 2013 (listed)	550	550	615	600
8.25% Senior subordinated notes due 2013 (listed)	478	491	539	533

	2,208	2,081	2,334	2,173
Debt issue costs	(39)	(34)	—	—

	2,169	2,047	2,334	2,173
Finance leases – defeased	118	105	118	105
Finance leases	—	5	—	5
Preference shares (Note 28)	—	115	—	115

Borrowings	2,287	2,272	2,452	2,398

Current liabilities
Bank borrowings (Senior Credit Facility)	70	140	70	140
Debt issue costs	(2)	(2)	—	—

	68	138	70	140
Finance leases – defeased	9	25	9	25
Finance leases	—	3	—	3
Preference shares (Note 28)	—	29	—	29

Borrowings	77	195	79	197

Total Borrowings	2,364	2,467	2,531	2,595

The Senior Credit Facility €1,180 million (2005: €1,250 million) is secured, amongst other things, by a pledge of the shares in eircom Limited and ITI and a fixed and floating charge over the assets (subject to some exceptions) of Valentia Telecommunications, eircom Limited and ITI. The group can repay these borrowings at any time.

The senior notes are unsecured senior obligations of Valentia Telecommunications. eircom Limited guarantee the senior notes on a senior unsecured basis. The senior subordinated notes are unsecured senior obligations of eircom Funding. eircom Limited, eircom Group plc and Valentia Telecommunications guarantee the senior notes on a senior subordinated basis. There are financial penalties involved in any early repayment of these notes and also there are certain limitations on the extent to which the company can repay these notes.

Two subsidiaries within the group are party to a financing transaction under which lease receivables balances equal lease obligation balances. These are shown gross on the balance sheet. The liability is recognised under “borrowings” and the lease receivable balance is recognised under “other assets”. These borrowings are secured over the leased assets.

The fair values of borrowings are based on market prices or discounted cash flows where the discount rate reflects the risks inherent in each type of borrowing. The carrying amounts of current liabilities and assets are deemed to approximate their fair value. See Note 29 for the fair value of derivative instruments entered into in relation to these borrowings.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

27. Borrowings - continued

Maturity of financial borrowings

The maturity profile of the carrying amount of the group’s borrowings is set out below.

	Within 1 Year	Between 1 & 2 Years	Between 2 & 5 Years	After 5 Years	Total
	€’m	€’m	€’m	€’m	€’m
Borrowings:	70	140	1,040	—	1,250
7.25% Senior notes due 2013 (listed)	—	—	—	550	550
8.25% Senior subordinated notes due 2013 (listed)	—	—	—	478	478

	70	140	1,040	1,028	2,278
Debt issue costs	(2)	(2)	(4)	(33)	(41)

	68	138	1,036	995	2,237
Finance leases – defeased	9	29	89	—	127

At 31 March 2005	77	167	1,125	995	2,364

Borrowings:	140	140	900	—	1,180
7.25% Senior notes due 2013 (listed)	—	—	—	550	550
8.25% Senior subordinated notes due 2013 (listed)	—	—	—	491	491

	140	140	900	1,041	2,221
Debt issue costs	(2)	(2)	(1)	(31)	(36)

	138	138	899	1,010	2,185
Finance leases – defeased	25	36	69	—	130
Finance leases	3	5	—	—	8
Preference shares	29	29	72	14	144

At 31 March 2006	195	208	1,040	1,024	2,467

Interest accrued on borrowings as at 31 March 2006 is €21 million (2005: €13 million). This is included in accruals in Note 33.

The effective interest rates at the balance sheet date were as follows:

	31 March 2005		31 March 2006
	€	US$	€	US$
Bank borrowings	3.60%	—	3.71%	—
Senior notes	7.25%	—	7.25%	—
Senior subordinated notes	8.25%	8.25%	8.25%	8.25%
Finance leases – defeased	8.20%	—	8.20%	—
Finance leases	—	—	4.60%	—
Convertible preference shares	12.25%	—	12.25%	—

The weighted average life of the fixed rate debt (2005: excludes preference shares) and swaps is set out in the following table:-

		Weighted Average Residual Maturity in Years of Fixed-Rate
		2005	2006
Underlying debt		8.4	7.4

Swaps:	we receive fixed interest	—	—

	we pay fixed interest	2.0	1.0

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

27. Borrowings - continued

Exposure to interest rate changes

The exposure of the group’s borrowings to interest rate changes based on debt maturity at the balance sheet date are as follows:

	2005	2006
	€’m	€’m
6 months or less	—	40
6-12 months	41	40
1-5 years	701	595
Over 5 years	—	—

	742	675

Finance lease liabilities – minimum lease payments

	31 March 2005		31 March 2006
	Defeased	Non-defeased	Defeased	Non-defeased
	€	€	€	€
No later than 1 year	11	—	31	4
Later than 1 year and not later than 5 years	135	—	116	5

	146	—	147	9
Future finance charges	(19)	—	(17)	(1)

Present value of finance lease liabilities	127	—	130	8

Borrowing facilities

The group has a €150 million committed floating rate borrowing facility expiring in March 2009 which was undrawn at 31 March 2006. All conditions precedent had been met at 31 March 2006.

In addition the group has €8.25 million, Stg£3.5 million and US$3 million of overdraft facilities that are subject to annual review.

Currency

The Groups borrowings are denominated in the following currencies:

	2005	2006
	€’m	€’m
Euro	2,171	2,261
US dollar	193	206

	2,364	2,467

Company

The company borrowings relate to the preference shares disclosed as part of the group borrowings.

	2005	2006
	€’m	€’m
Current liabilities	—	29

Non-current liabilities	—	115

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

28. Preference shares

	Convertible preference shares	Trancheable redeemable preference shares	Redeemable preference shares	Total
	€’m	€’m	€’m	€’m
At 31 March 2005	79	1	—	80

Effect of adoption of IAS 32 & IAS 39	79	—	1	80

At 1April 2005	158	1	1	160
Redemption of preference shares	—	(1)	(1)	(2)
Conversion of convertible preference shares	(14)	—	—	(14)

At 31 March 2006	144	—	—	144

Authorised (Number):
At 1 April 2005	158,583,333	66,000,000	5,000,000

At 31 March 2006	144,166,666	66,000,000	5,000,000

Issued (Number):
At 1 April 2005	158,583,333	671,083	531,870

At 31 March 2006	144,166,666	235,240	77,161

Rights attaching to preference shares

The rights attaching to the different classes of preference shares are as follows:

(a)	Convertible Preference Shares

Holders of Convertible Preference Shares are entitled (such entitlement ranking after the rights of the holders of Redeemable Preference Shares and Trancheable Redeemable Preference Shares and in priority to the holders of any other class of share) to a fixed cumulative preferential cash dividend at the rate of 12.25% of the deemed subscription price per annum of each Convertible Preference Share held by them (being €1 per Convertible Preference Share). Such dividends are paid in arrears at six monthly intervals commencing from 29 September 2004. If such dividends are not paid it shall accumulate and, from the date which it is due until the date of actual payment, accrue notional dividend interest at a rate of 12.25% per annum.

On a distribution of assets of eircom Group plc among its members on a winding up of eircom Group plc (or other return of capital other than a redemption or purchase by eircom Group plc of its own shares) the holders of Convertible Preference Shares are entitled (such entitlement ranking after the rights of holders of Redeemable Preference Shares and Trancheable Redeemable Preference Shares and ranking in priority to the rights of holders of any other class of share) to receive an amount equal to the aggregate amount of any unpaid arrears or accruals of the dividend (including any notional dividend interest that has arisen on unpaid dividends), whether earned or declared or not, calculated up to and including the date of redemption, sale or return of capital or, as the case may be, the date of commencement of winding up, plus the deemed subscription price of that Convertible Preference Share (the “CPS Redemption Amount”).

Holders of Convertible Preference Shares are entitled to receive notice of and to attend and speak at but not to vote at general meetings of eircom Group plc.

eircom Group plc has the option to redeem some or all of the Convertible Preference Shares by giving notice to the holders thereof on or within 30 days after an offer to acquire the whole or any part of the issued share capital of eircom Group plc, as a result of which the offeror will acquire the right to cast more than 50% of the votes which may ordinarily be cast at a general meeting, is declared unconditional in all respects. eircom Group plc has the option to redeem some or all of the Convertible Preference Shares by giving notice to the holders thereof, unless the holders of Convertible Preference Shares have first notified the Company of their election for redemption or conversion, at any time on or after 2 November 2013.

The holders of Convertible Preference Shares have the option to redeem some or all of the Convertible Preference Shares by notifying eircom Group plc on or within 30 days after an offer to acquire the whole or any part of the issued share capital of eircom Group plc, as a result of which the offeror will acquire the right to cast more than 50% of the votes which may ordinarily be cast at a general meeting, is declared unconditional in all respects.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

28. Preference shares - continued

The holders of Convertible Preference Shares have the option to redeem some or all of the Convertible Preference Shares at any time on or after 2 November 2013 by giving the Company notice.

The holders of the Convertible Preference Shares have the option to convert, in aggregate, up to 14,416,667 Convertible Preference Shares into Ordinary Shares on the first eleven conversion dates (the first such date being 30 March 2005 and, thereafter, falling at 6 monthly intervals until 29 September 2010), and to convert 14,416,663 Convertible Preference Shares into Ordinary Shares on the last conversion date, such conversion to be made on a pro rata basis amongst holders of Convertible Preference Shares.

The number of Ordinary Shares into which any Convertible Preference Share shall convert is calculated by dividing the CPS Redemption Amount of that Convertible Preference Share by the volume weighted average price of an Ordinary Share on the relevant conversion date, Deferred Conversion Date (see below) or on 2 November 2013 (as appropriate).

Any conversion of Convertible Preference Shares into Ordinary Shares on a Conversion Date, Deferred Conversion Date (see below) or on 2 November 2013 (as appropriate) is limited so that no holder of Convertible Preference Shares would (together with persons acting in concert with him) hold, following conversion, more than a cap of 29.9% of the Ordinary Shares in issue on that date. Furthermore, if on a Conversion Date or a Deferred Conversion Date or on 2 November 2013 the volume weighted average price of the Ordinary Shares on that date falls below 85% of the Offer Price (the “Floor Price”), no Convertible Preference Shares will convert on that date (the “Floor Price Restriction”).

On 2 November 2013, to the extent that any Convertible Preference Shares remain in issue and these shares have been prevented from converting on the correct deferred conversion date due to either the operation of the Floor Price Restriction or the existence of a non-routine close period, the holders of such shares shall have the option to convert them into Ordinary Shares (again, subject to the 29.9% cap and the Floor Price Restriction). If, at any time after 2 November 2013, such option is not exercised and the holders of Convertible Preference Shares have not elected to redeem the Convertible Preference Shares then in issue, eircom Group plc will have the option to convert or redeem such shares.

(b)	Trancheable Redeemable Preference Shares

Holders of Trancheable Redeemable Preference Shares are entitled (such entitlement ranking in priority to the rights of holders of Convertible Preference Shares, Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares and ranking equally with the rights of holders of any of the Trancheable Redeemable Preference Shares and Redeemable Preference Shares) to a preferential cash dividend on the first date in any financial year of eircom Group plc, following the date on which the shares are issued or arise on conversion, on which such holders notify eircom Group plc in writing of their wish for a dividend to be declared and paid and on up to a maximum of four other dates falling in each financial year. The dividend is calculated by apportioning the aggregate interest received by eircom Group plc on the funds standing to the credit of the designated bank account for such shares (less the aggregate taxation and/or costs or expenses suffered or incurred by eircom Group plc in respect of such interest) and the aggregate amount of dividends previously paid by eircom Group plc to the holders of the Trancheable Redeemable Preference Shares.

On a distribution of assets of eircom Group plc among its members on a winding up of eircom Group plc (or other return of capital other than a redemption or purchase by eircom Group plc of its own shares) the holders of the Trancheable Redeemable Preference Shares are entitled (such entitlement ranking in priority to the rights of holders of Convertible Preference Shares, Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares and ranking equally with the rights of holders of any other Trancheable Redeemable Preference Shares and Redeemable Preference Shares) to receive an amount equal to the subscription price of each Trancheable Redeemable Preference Share (less any capital duty payable by eircom Group plc on the issue of such share) plus the aggregate interest received by eircom Group plc on the funds standing to the credit of the designated bank account for such tranche (less the aggregate taxation and/or costs or expenses suffered or incurred by eircom Group plc in respect of such interest) less any amount declared and/or distributed or payable by way of dividend or capitalised in respect of any bonus issue or distributed upon any repayment or reduction of capital in respect of such Trancheable Redeemable Preference Share (the “Trancheable Redeemable Preference Amount”).

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

28. Preference shares - continued

Holders of Trancheable Redeemable Preference Shares are not entitled to receive notice of or to attend, speak or vote at general meetings of eircom Group plc.

eircom Group plc is required to redeem some or all of the Trancheable Redeemable Preference Shares which at any time have been appropriated to the Beneficiaries, provided that the applicable Release Date (as defined in the ESOT Trust Deed and/or APSS Trust Deed) has passed, and eircom Group plc has received notice, in accordance with the Articles, from the holder of the Trancheable Redeemable Preference Shares. eircom Group plc has the option to redeem some or all of the Trancheable Redeemable Preference Shares at any time after 2 November 2013.

(c)	Redeemable Preference Shares.

Holders of Redeemable Preference Shares are entitled (such entitlement ranking at all times in priority to the rights of holders of Convertible Preference Shares, Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares and ranking equally with the rights of holders of the Trancheable Redeemable Preference Shares) to a preferential cash dividend on a maximum of four dates falling in each financial year. The dividend is calculated by apportioning the aggregate interest received by eircom Group plc on the funds standing to the credit of the designated bank account for such Redeemable Preference Shares (less the aggregate taxation and/or costs or expenses suffered or incurred by eircom Group plc in respect of such interest and the aggregate amount of dividends previously paid by eircom Group plc to the holders of Redeemable Preference Shares) between the holders of the Redeemable Preference Shares.

On a distribution of assets of eircom Group plc among its members on a winding up of eircom Group plc (or other return of capital other than a redemption or purchase by eircom Group plc of its own shares) the holders of the Redeemable Preference Shares are entitled (such entitlement ranking in priority to the rights of holders of Convertible Preference Shares, Ordinary Shares, Sterling Deferred Shares and Non-Voting Deferred Shares and ranking equally with the rights of holders of Trancheable Redeemable Preference Shares) to receive an amount equal to the subscription price of €1 for each Redeemable Preference Share (less any capital duty payable by eircom Group plc on the issue of such share) plus the aggregate interest received by eircom Group plc on the amount of the subscription price in respect of each such share deposited in the designated bank account of such Redeemable Preference Shares (less any tax and/or costs or expenses incurred by eircom Group plc in respect of such interest) less any amount declared and/or distributed or payable by way of dividend or capitalised in respect of any bonus issue or distributed upon any repayment of capital in respect of such Redeemable Preference Share (the “Redeemable Preference Amount”).

Holders of Redeemable Preference Shares are not entitled to receive notice of or to attend or vote at general meetings of eircom Group plc.

eircom Group plc is required to redeem some or all of the Redeemable Preference Shares which at any time have been appropriated to the Beneficiaries, provided that the applicable Release Date (as defined in the ESOT Trust Deed and/or APSS Trust Deed) has passed, and eircom Group plc has received notice, in accordance with the Articles, from the holder of the Redeemable Preference Shares. eircom Group plc has the option to redeem some or all of the Redeemable Preference Shares at any time after 31 October 2006 by giving notice to the holders of the Redeemable Preference Shares.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

29. Derivative financial instruments

	31 March 2005		31 March 2006
	Book Value	Fair Value	Book Value	Fair Value
	€’m	€’m	€’m	€’m
Current assets
Interest rate swaps	—	—	2	2

	—	—	2	2

Non-current liabilities
Currency swaps	32	57	39	39

	32	57	39	39

The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months and as a current asset or liability, if the maturity of the hedged item is less than 12 months.

Currency swaps

At 31 March 2006, the group had currency swap contracts of USD $250 million, euro equivalent €225 million, (2005: USD $250 million, euro equivalent €225 million) outstanding which are used to cover 100% of our dollar denominated senior subordinated notes (see Note 27). The euro equivalent at 31 March 2006 of USD $250 million is €206 million (2005: €193 million).

Gains and losses recognised in the cash flow hedging reserve in equity (see Note 35) on forward foreign exchange contracts as of 31 March 2006 will be continuously released to the income statement at various dates until 2013.

Interest rate swaps

The notional principal amounts of the outstanding interest rate swap contracts at 31 March 2006 was €500 million (2005: €500 million) and are used to cover a portion of our floating rate borrowings. At 31 March 2006, the fixed interest rate was 2.6318% (2005: 2.6318%) and the floating rate was based on Euribor. Gains and losses recognised in the cash flow hedging reserve in equity (see Note 35) on interest rate swaps as of 31 March 2006 will be released to the income statement within one year of the balance sheet date.

30. Capital grants

	2005	2006
	€’m	€’m
Received/ receivable
At beginning of year	23	23
Received/receivable during year	—	—

At end of year	23	23

Amortisation
At beginning of year	13	14
Credit for the year	1	2

At end of year	14	16

Net book value at end of year	9	7

The capital grants received by the group relate to programmes to develop the Irish telecommunications infrastructure and were sponsored by the European Union.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

31. Deferred tax liabilities

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred taxes relate to the same fiscal authority. The group has unrecognised deferred tax assets at 31 March 2006 of €27 million. A valuation provision has been included in respect of the full amount of these losses. The losses are only available for offset in the entity that incurred the losses and there is no expiry date.

Recognised deferred tax assets and liabilities

Deferred tax assets and liabilities are attributable to the following:

	Assets 2006	Liabilities 2006	Net 2006
	€’m	€’m	€’m
Property, plant and equipment	—	(186)	(186)
Deferred revenues	5	—	5
Provisions	2	—	2
Other items - pension	—	(17)	(17)
Arising on acquisitions (Note 8)	—	(9)	(9)

	7	(212)	(205)

	Assets 2005	Liabilities 2005	Net 2005
	€’m	€’m	€’m
Property, plant and equipment	—	(201)	(201)
Deferred revenues	8	—	8
Provisions	8	—	8
Other items - pension	—	(24)	(24)

	16	(225)	(209)

The movement in deferred tax assets and liabilities during the year is as follows:

	1 April 2005	Recognised in income credit/(charge)	Arising on acquisition	Recognised in equity	31 March 2006
	€’m	€’m	€’m	€’m	€’m
Property, plant and equipment	(201)	15	—	—	(186)
Deferred revenues	8	(3)	—	—	5
Provisions	8	(6)	—	—	2
Other items - pension	(24)	7	—	—	(17)
Arising on acquisitions (Note 8)	—	—	(9)	—	(9)

	(209)	13	(9)	—	(205)

	1 April 2004	Recognised in income credit/(charge)	Arising on acquisition	Recognised in equity	31 March 2005
	€’m	€’m	€’m	€’m	€’m
Property, plant and equipment	(207)	6	—	—	(201)
Deferred revenues	7	1	—	—	8
Provisions	10	(2)	—	—	8
Other items - pension	(26)	2	—	—	(24)

	(216)	7	—	—	(209)

All of the deferred tax assets recognised in the financial statements were available for offset against deferred tax liabilities and hence the net deferred tax provision at 31 March 2006 was €205 million (2005: €209 million).

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

32. Provisions for other liabilities and charges

	TIS Annuity Scheme	Onerous Contracts	Other	Total
	€’m	€’m	€’m	€’m
At 1 April 2005	150	4	70	224

Charged to consolidated income statement:
- Additional provisions	—	13	10	23
- Unused amounts reversed	—	—	(11)	(11)
Increase in provision and capitalised as asset retirement obligation	—	—	5	5
Arising on acquisition (Note 8)	—	—	4	4
Transfer	—	—	5	5
Utilised in the year	(15)	(1)	(9)	(25)

At 31 March 2006	135	16	74	225

Provisions have been analysed between current and non-current as follows:

	2005	2006
	€’m	€’m
Current	23	37
Non-current	201	188

	224	225

Temporary income stream (“TIS”) annuity scheme

The group established an annuity scheme whereby employees participating in a voluntary termination scheme could accept payment in one lump sum or as an annuity to be paid out over a period of ten years. The group estimates the liability as the present value of the fixed payment stream due to employees. The annuity liability is recognised under “provisions for other liabilities and charges” and the asset is recognised under “financial asset at fair value through income statement”. At 31 March 2006, the remaining TIS annuity scheme provision is expected to be utilised over a period of 7 years.

Onerous Contracts

In the year ended 31 March 2006, the group has onerous contracts in relation to leases on vacant properties and leasehold disposals relating to the relocation to new corporate headquarters. At 31 March 2006, the liability is expected to be discharged over a period of 1 to 10 years.

Other

The group is self insured in respect of certain personal injury and damage claims. There is a provision for the estimated cost of incidents which have occurred up to 31 March 2006, based on a case by case review with actuarial assistance. The payments will be made as the cases are settled. The group also has a provision for costs arising from certain compliance matters including certain obligations in relation to the retirement of assets mainly poles, batteries, international cable and dismantling and restoration of mobile antenna sites. It is expected that most of these costs will be paid during the period 2006 to 2041 and these anticipated cash flows are discounted using a real rate of return of circa 3%. There was a release of €11 million (2005: €7 million) in relation to a provision for costs arising from certain compliance matters and self insured claims in the year ended 31 March 2006.

33. Trade and other payables

	Group		Company
	2005	2006	2005	2006
	€’m	€’m	€’m	€’m
Amounts falling due within one year: -

Trade payables	81	103	—	—
Amounts owed to group undertakings	—	—	30	30
Other tax and social security payable	30	30	—	—
Accruals	346	347	1	1
Deferred income	130	171	—	—

	587	651	31	31

The amounts due to group undertakings are unsecured, interest free and repayable on demand.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

34. Share Capital

The share capital at 31 March 2006 and 31 March 2005 is set out below:-

As at 31 March 2006
Authorised			Issued
Number and Class of Share	Amount	Nominal Value per Share	Number and Class of Share	Amount
	€			€
3,044,873,815 Ordinary shares	304,487,382	€0.10 each	1,073,020,476 Ordinary shares	107,302,048
50,000 Sterling deferred shares	73,260	£1.00 each	50,000 Sterling deferred shares	73,260
12,929,285,500 Non-voting deferred shares	12,929,285	€0.001 each	12,929,285,500 Non-voting deferred shares	12,929,285

Equity share capital	317,489,927		Equity share capital	120,304,593

As at 31 March 2005
Authorised			Issued
Number and Class of Share	Amount	Nominal Value per Share	Number and Class of Share	Amount
	€			€
3,037,338,447 Ordinary shares	303,733,845	€0.10 each	751,312,987 Ordinary shares	75,131,299

Equity share capital	303,733,845		Equity share capital	75,131,299

5,000,000 Redeemable preference shares	2,500,000	€0.50 each	531,870 Redeemable preference shares	265,935
158,583,333 Convertible preference shares	79,291,666	€0.50 each	158,583,333 Convertible preference shares	79,291,666
66,000,000 Trancheable redeemable preference shares	33,000,000	€0.50 each	671,083 Trancheable redeemable preference shares	335,542
50,000 Sterling deferred shares	73,260	£1.00 each	50,000 Sterling deferred shares	73,260
6,474,488,800 Non-voting deferred shares	6,474,489	€0.001 each	6,474,488,800 Non-voting deferred shares	6,474,489

Other equity share capital	121,339,415		Other equity share capital	86,440,892

Total share capital	425,073,260		Total share capital	161,572,191

The detailed alterations to the authorised and issued share capital of eircom Group plc that have taken place during 31 March 2006 and 31 March 2005, are set out below:-

31 March 2006:

(a)	454,709 Redeemable Preference Shares of €0.50 each were redeemed at a premium, in accordance with their terms;

(b)	435,843 Trancheable Redeemable Preference Shares of €0.50 each were redeemed at a premium, in accordance with their terms;

(c)	53,465 Ordinary Shares were allotted and issued, under the eircom Group Executive Share Option Plan, fully paid up in cash at a price of €1.164 per share;

(d)	25,933 Ordinary Shares were allotted and issued, under the eircom Group Executive Share Option Plan, fully paid up in cash at a price of €1.3575 per share;

(e)	742,861 Ordinary Shares were allotted and issued, under the eircom Group Key Executive Share Award Plan, fully paid up in cash at a price of €0.10 per share;

(f)	the authorised but unissued share capital of eircom Group plc was redesignated, so that the authorised share capital is divided into:

(i)	3,044,873,815 Ordinary Shares;

(ii)	5,000,000 Redeemable Preference Shares;

(iii)	144,166,666 Convertible Preference Shares;

(iv)	66,000,000 Trancheable Redeemable Preference Shares;

(v)	50,000 Sterling Deferred Shares; and

(vi)	12,929,285,500 Non-Voting Deferred Shares;

(g)	14,416,667 Convertible Preference Shares converted into 7,535,368 Ordinary Shares and 6,454,796,700 Non-Voting Deferred Shares on 30 September 2005, in accordance with their terms. No conversion took place in March 2006.

(h)	313,349,862 shares were issued fully paid up in cash as part of a rights issue at a price of €1.35 per Ordinary Share.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

34. Share Capital - continued

31 March 2005:

(a)	3,638,023 Redeemable Preference Shares of €0.50 each were redeemed at a premium, in accordance with their terms;

(b)	65,328,917 Trancheable Redeemable Preference Shares of €0.50 each were redeemed at a premium, in accordance with their terms;

(c)	2,177,700 Ordinary Shares were allotted and issued, under the eircom Group Executive Share Option Plan, fully paid up in cash at a price of €1.164 per share;

(d)	the authorised but unissued share capital of eircom Group plc was redesignated, so that the authorised share capital is divided into:

(i)	3,037,338,447 Ordinary Shares;

(ii)	5,000,000 Redeemable Preference Shares;

(iii)	158,583,333 Convertible Preference Shares;

(iv)	66,000,000 Trancheable Redeemable Preference Shares;

(v)	50,000 Sterling Deferred Shares; and

(vi)	6,474,488,800 Non-Voting Deferred Shares;

(e)	14,416,667 Convertible Preference Shares converted into 7,338,967 Ordinary Shares and 6,474,436,800 Non-Voting Deferred Shares on 31 March 2005, in accordance with their terms.

Rights attaching to the classes of shares

The rights attaching to the classes of shares are as follows:

(a)	Ordinary Shares

Every member who is present in person shall have one vote on a show of hands and every member present in person or by proxy shall have one vote for every Ordinary Share held on a poll.

On a distribution of the assets of the company, the holders of Ordinary Shares are entitled to receive the amount paid up on their ordinary shareholding plus a share of any surplus arising after satisfaction in full of the rights of the holders of the various classes of Preference Shares and Sterling Deferred Shares but before the rights of the holders of Non-Voting Deferred Shares.

(b)	Sterling Deferred Shares

The holders of Sterling Deferred Shares are not entitled to any dividend. On a distribution of assets of eircom Group plc among its members on a winding up of eircom Group plc (or other return of capital other than a redemption or purchase by eircom Group plc of its own shares) the holders of the Sterling Deferred Shares are entitled (such entitlement ranking after the rights of holders of Redeemable Preference Shares, Trancheable Redeemable Preference Shares and Convertible Preference Shares and in priority to the rights of holders of Ordinary Shares and Non-Voting Deferred Shares) to receive an amount equal to the aggregate of the capital paid up or credited as paid up on each Sterling Deferred Share.

The holders of Sterling Deferred Shares are not entitled to receive notice of or to attend, speak or vote at general meetings of eircom Group plc.

Subject to the Act, eircom Group plc has the option to redeem at any time some or all Sterling Deferred Shares (provided that such shares are credited as fully paid) at a price not exceeding £1 for all of the Sterling Deferred Shares redeemed at any one time.

(c)	Non-Voting Deferred Shares

The holders of Non-Voting Deferred Shares are not entitled to any dividend. On a winding up of eircom Group plc or other return of capital, the holders of Non-Voting Deferred Shares are entitled to receive an amount equal to the aggregate of the capital paid up or credited as paid up on each Non-Voting Deferred Share, only after repayment to the holders of Ordinary Shares of the nominal amount paid up thereon and the payment of €1,000,000 on each Ordinary Share.

Holders of Non-Voting Deferred Shares are not entitled to receive notice of or to attend, speak or vote at general meetings of eircom Group plc.

eircom Group plc has the option to redeem at any time some or all Non-Voting Deferred Shares in issue (save for any of such Non-Voting Deferred Shares which were created on the conversion of shares which were not created as redeemable shares) at a price not exceeding one cent for all of the Non-Voting Deferred Shares redeemed at any one time.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

34. Share Capital - continued

Share options and awards

eircom Group Executive Share Option Plan

Certain senior executives hold options to subscribe for 53,465 Ordinary Shares in the company at €1.164 per share under the eircom Group Executive Share Option Plan approved by the shareholders in September 2003. These options were required to be exercised by 24 March 2005 but some individuals were unable to exercise their options on or before this date. In the year ended 31 March 2006, all the remaining options have been exercised.

Movements in the number of share options outstanding and their related exercise prices are as follows:

	31 March 2005		31 March 2006
	Exercise price in € per share	Options	Exercise price in € per share	Options
At beginning of year	1.164	2,247,705	1.164	53,465

Exercised	1.164	(2,177,700)	1.164	(53,465)
Lapsed	1.164	(16,540)	—	—

At end of year	1.164	53,465	—	—

The related weighted average price at the time of exercise was €1.88 (2005: €1.50) per share.

eircom Group Employee Share Option Plan –Tranche 1

Certain executive directors and senior executives hold options to subscribe for Ordinary Shares in the company at €1.3575 per share under the eircom Group Employee Share Option Plan approved by the shareholders. The exercise of options will be determined by reference to a performance target measured over a three-year period to 31 March 2007 and, provided the performance targets are met, the options are exercisable from 22 June 2007 to 22 June 2014.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	31 March 2005		31 March 2006
	Average exercise price in € per share	Options	Average exercise price in € per share	Options
At beginning of year	—	—	1.50	8,349,453

Granted	1.50	8,402,442
Cancelled	—	—	1.50	(927,897)
Lapsed	1.50	(52,989)

	1.50	8,349,453	1.50	7,421,556
Rebased following rights issue	—	—	1.3575	779,264
Cancelled	—	—	1.3575	(153,240)
Exercised	—	—	1.3575	(25,933)

At end of year	1.50	8,349,453	1.3575	8,021,647

Out of the 8,021,647 outstanding share options (2005: 8,349,453 options), none were exercisable in the year ended 31 March 2006. The options which were exercised became exercisable under the “good leaver” provisions of the Plan and were approved by the Remuneration Committee.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

34. Share Capital - continued

Share options and awards

eircom Group Employee Share Option Plan – Tranche 2

Certain executive directors and senior executives hold options to subscribe for Ordinary Shares in the company at €2.205 per share under the eircom Group Employee Share Option Plan approved by the shareholders. The exercise of these options will be determined by reference to a performance target measured over a three-year period to 31 March 2008 and, provided the performance targets are met, the options are exercisable from 7 October 2008 to 7 October 2015.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	31 March 2005		31 March 2006
	Average exercise price in € per share	Options	Average exercise price in € per share	Options
At beginning of year	—	—	—	—

Granted	—	—	2.205	6,041,509
Cancelled	—	—	2.205	(52,564)

At end of year	—	—	2.205	5,988,945

Out of the 5,988,945 outstanding share options (2005: nil options), none were exercisable in the year ended 31 March 2006.

eircom Group Key Executive Share Award Plan

During the year ended 31 March 2004, certain directors and senior management were awarded 1,472,198 free shares under the eircom Group Key Executive Share Award Plan. These shares were to vest in equal portions in March 2005 and March 2006. The portion to vest in March 2005 did not vest until the year ended 31 March 2006. The portion to vest in March 2006 did not vest and it is anticipated that these will vest during the year ended 31 March 2007.

Movements in the number of share awards outstanding are as follows:

	31 March 2005		31 March 2006
	Exercise price in € per share	Awards	Exercise price in € per share	Awards
At beginning of year	0.10	1,472,198	—	1,472,198

Exercised	—	—	—	(742,861)
Rebased following rights issue	—	—	—	83,893

At end of year	0.10	1,472,198	—	813,230

Out of the 813,230 outstanding share awards (2005: 1,472,198), nil awards (2005: 1,472,198) were exercisable in the year ended 31 March 2006. The related weighted average price at the time of exercise was €2.03 (2005: nil) per share.

Share options and awards outstanding at the end of the year have the following expiry date and exercise prices:

Year of grant	Exercise price in € per share	Exercise period	31 March 2005	31 March 2006
31 March 2004 – Share options	1.164	2004 – 2005	53,465	—
31 March 2004 – Share awards	0.10	2005 – 2006	1,472,198	813,230
31 March 2005 – Share options	1.3575 (1.50 prior to rights issue)	2007 – 2014	8,349,453	8,021,647
31 March 2006 – Share options	2.205	2008 – 2015	—	5,988,945

			9,875,116	14,823,822

The fair value of options granted during the period, determined using the Black-Scholes valuation model, was €1.37 million (2005: €0.85 million). The significant inputs into the model were share price of €2.205 (2005: €1.50) at the grant date which equalled the exercise price, standard deviation of expected share price returns of 23% (2005: 19%), dividend yield of 6.18% (2005: 7.33%), option life disclosed above, and annual risk-free interest rate of 3.385% (2005: 4.5%). The volatility, measured at the standard deviation of expected share price returns, is based on statistical analysis of daily share prices over the past two years.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

35. Reserves

Group

	Equity share capital	Other equity share capital	Share premium account	Capital redemption reserve	Group merger reserve	Other reserves	Cash flow hedging reserve	Retained loss	Total equity
	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m	€’m
Balance at 1 April 2004	74	122	247	33	180	—	—	(237)	419

Profit for the year	—	—	—	—	—	—	—	79	79
Share option scheme	—	—	—	—	—	—	—	1	1
Dividends relating to preference shareholders	—	—	—	—	—	—	—	(21)	(21)
Dividends relating to ordinary shareholders	—	—	—	—	—	—	—	(37)	(37)
Issue of share capital	—	—	2	—	—	—	—	—	2
Expenses payable in respect of shares issued (credit)	—	—	1	—	—	—	—	—	1
Conversion of convertible preference shares	1	(1)	—	—	—	—	—	—	—
Transfer to capital redemption reserve on redemption of shares	—	—	—	2	—	—	—	(2)	—
Redemption of preference shares	—	(35)	(32)	—	—	—	—	(2)	(69)

Balance at 31 March 2005	75	86	218	35	180	—	—	(219)	375

Effect of adoption of IAS 32 & IAS 39	6	(86)	—	—	(80)	—	(25)	—	(185)

Balance at 1 April 2005	81	—	218	35	100	—	(25)	(219)	190

Cash flow hedges, net of tax	—	—	—	—	—	—	7	—	7
Currency translation differences	—	—	—	—	—	—	—	1	1
Profit for the year	—	—	—	—	—	—	—	82	82
Share option scheme	—	—	—	—	—	—	—	2	2
Dividends relating to ordinary shareholders	—	—	—	—	—	—	—	(99)	(99)
Conversion of convertible preference shares	7	—	—	—	—	7	—	—	14
Rights issue	32	—	—	—	—	372	—	—	404
Expenses payable in respect of rights issue	—	—	(10)	—	—	—	—	—	(10)
Redemption of preference shares	—	—	—	—	—	1	—	(1)	—

Balance at 31 March 2006	120	—	208	35	100	380	(18)	(234)	591

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

35. Reserves - continued

Company

	Equity share capital	Other equity share capital	Share premium account	Capital redemption reserve	Merger reserve	Retained earnings	Total equity
	€’m	€’m	€’m	€’m	€’m	€’m	€’m
Balance at 1 April 2004	74	122	247	33	188	5	669

Profit for the year	—	—	—	—	—	261	261
Dividends relating to preference shareholders	—	—	—	—	—	(21)	(21)
Dividends relating to ordinary shareholders	—	—	—	—	—	(37)	(37)
Issue of share capital	—	—	2	—	—	—	2
Expenses payable in respect of shares issued (credit)	—	—	1	—	—	—	1
Conversion of convertible preference shares	1	(1)	—	—	—	—	—
Transfer to capital redemption reserve on redemption of shares	—	—	—	2	—	(2)	—
Redemption of preference shares	—	(35)	(32)	—	—	(2)	(69)

Balance at 31 March 2005	75	86	218	35	188	204	806

Effect of adoption of IAS 32 & IAS 39	6	(86)	—	—	(80)	—	(160)

Balance at 1 April 2005	81	—	218	35	108	204	646

Loss for the year	—	—	—	—	—	(16)	(16)
Dividends relating to ordinary shareholders	—	—	—	—	—	(99)	(99)
Conversion of convertible preference shares	7	—	—	—	7	—	14
Issue of share capital	32	—	—	—	372	—	404
Expenses payable in respect of rights issue	—	—	(10)	—	—	—	(10)
Redemption of preference shares	—	—	—	—	1	(1)	—

Balance at 31 March 2006	120	—	208	35	488	88	939

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

36. Profit of holding company

In accordance with section 230 of the Companies Act 1985, the company is availing of the exemption from presenting its individual income statement to the Annual General Meeting and from filing it with the Registrar of Companies. The company’s loss for the financial year determined in accordance with IFRS is €16 million (2005: profit of €261 million).

37. Cash generated from operations

Reconciliation of consolidated operating profit to net cash inflow from operating activities: -

(a) Group - Cash generated from operations

	31 March 2005	31 March 2006
	€’m	€’m
Profit after taxation	79	82
Addback:
Income tax expense	9	30
Finance costs-net	126	123
Share of profit of associates	(1)	(1)

Operating profit	213	234

Adjustments for:
- Profit on disposal of property and investments	—	(52)
- Depreciation, impairment and amortisation	316	333
- Non cash retirement benefit charge	15	56
- Non cash share option charges	1	2
- Non cash restructuring programme costs	19	20
- Non cash credits	(4)	(2)
- Share of associate profits	—	(2)

Cash flows relating to fundamental restructuring, business exits and other provisions	(50)	(29)

Changes in working capital
- Inventories	(1)	(2)
- Trade and other receivables	14	(4)
- Trade, other payables and other provisions	1	21

Cash generated from operations	524	575

(b) In the cash flow statement, proceeds from sale of property, plant & equipment (PPE) and investments comprise:

	31 March 2005	31 March 2006
	€’m	€’m
Profit on disposal of property and investments	—	52
Net book amount (Note 18)	3	11

Proceeds from sale of PPE and investments	3	63

(c) Company - cash generated from operations

	31 March 2005	31 March 2006
	€’m	€’m
Operating profit	261	—

Cash flows relating to prior year charges	(1)	—

Changes in working capital
- Trade and other receivables	—	—
- Dividend receivable from group undertakings	(105)	—
- Trade and other payables	—	—

Cash generated from operations	155	—

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

38. Post Balance Sheet Events

Offer Update

On 24 April 2006, the Independent Board of the Company announced that it had entered into a bidding agreement with Babcock & Brown Capital Limited (BCM) and the eircom ESOP Trustee Limited (the ESOT) under which it agreed to provide due diligence information on the Company to BCM and the ESOT. The bidding agreement was entered into in the context of the potential offer by BCM and the ESOT of €2.20 in cash for each ordinary share in the Company (together with the right for shareholders to receive a dividend of approximately €0.052 per ordinary share) with a preference share alternative entitling ordinary shareholders to receive unlisted preference shares in the offeror bidding vehicle.

Due diligence and discussions between the Independent Board of the Company and BCM and the ESOT are continuing and a further announcement will be made if and when appropriate.

Dividend

On 14 May 2006 the board declared a second interim dividend in respect of the financial year ended 31 March 2006 of 5.2 cents per ordinary share payable on 26 June 2006 to all ordinary shareholders on the register of members as at 26 May 2006. The second interim dividend is in substitution for a final dividend in respect of the financial year to 31 March 2006 and no final dividend will be proposed at the annual general meeting.

39. Principal Subsidiary and Associated Undertakings

Subsidiary Companies	Interest in Ordinary Shares at 31 March 2006	Business	Registered Office and Country of Incorporation
Valentia Telecommunications (an unlimited public company)	100%	Holding Company	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom Funding (an unlimited public company)	100%	Financing Company	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom Limited	100%	Provision of telecommunications and related services	114 St. Stephen’s Green West, Dublin 2, Ireland.

Meteor Mobile Communications Limited	100%	Provision of mobile telecommunications and related services	4030 Kingswood Avenue, Citywest Business Park, Naas Road, Dublin 24, Ireland.

Irish Telecommunications Investments Limited	100%	Telecommunications Financing and Treasury Management	114 St. Stephen’s Green West, Dublin 2, Ireland.

Osprey Property Limited	100%	Property Development Company	Leitrim House, Upper Stephen’s Street, Dublin 8.

Eirtrade Services Limited	100%	Provision of Electronic Trading Services	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom Phonewatch Limited	100%	Installation, Monitoring and Maintenance of Residential Security Systems	114 St. Stephen’s Green West, Dublin 2, Ireland.

Indigo Services Limited	100%	Provision of Internet Services	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom UK Limited	100%	Provision of Telecommunications and Related Services	South Quay Plaza II, 183 Marsh Wall, London E14 9SH, UK.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

39. Principal Subsidiary and Associated Undertakings - continued

Lan Communications Limited	100%	Systems Integrator	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom Investments BV	100%	Investment Holding Company	Strawinskylaan 3105 7HG 1077 ZX, Amsterdam, The Netherlands.

Eircable Limited	100%	Investment Holding Company	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom Holdings Limited	100%	Investment Holding Company	114 St. Stephen’s Green West, Dublin 2, Ireland.

eircom (Infonet Ireland) Limited	100%	Provision of Global Data Services	114 St. Stephen’s Green West, Dublin 2, Ireland.

GoFree Limited	100%	Property Investment Company	114 St. Stephen’s Green West, Dublin 2, Ireland.

Associated undertakings	Interest in Ordinary Shares at 31 March 2006	Business	Registered Office and Country of Incorporation

Altion Limited	33%	Telecommunications Software Solutions	AIB Investment Building, Percy Place, Dublin 4, Ireland.

Buy4Now Limited	22%	E-commerce Software Developer	9 The Mall, Beacon Court, Bracken Road, Sandyford Industrial Estate, Dublin 18, Ireland.

40. Employees

The average number of persons employed by the group during the year was as follows:-

	31 March 2005	31 March 2006
Fixed line
Operations/Technical	4,966	4,827
Sales/Customer Support	2,128	1,917
Administration	501	505

Total	7,595	7,249

Mobile
Operations/Technical	—	65
Sales/Customer Support	—	71
Administration	—	30

Total	—	166

Total fixed line and mobile	7,595	7,415

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

40. Employees - continued

The total number of persons employed by the group at 31 March 2006 and 31 March 2005 was as follows:-

	31 March 2005	31 March 2006
Fixed line
Operations/Technical	4,816	4,740
Sales/Customer Support	1,963	1,860
Administration	496	509

Total	7,275	7,109

Mobile
Operations/Technical	—	206
Sales/Customer Support	—	228
Administration	—	96

Total	—	530

Total fixed line and mobile	—	7,639

41. Pensions

(a) The group’s pension commitments are funded through separately administered Superannuation Schemes and are principally of a defined benefit nature.

The total group pension charge is split between the schemes as follows:

	31 March 2005	31 March 2006
	€’m	€’m
Defined Benefit Schemes (the principal scheme)	37	82
Defined Contribution Schemes	3	5

Total	40	87

In respect of the principal scheme, the actual contributions represent a rate of 10.0% (2005: 8.2%) of pensionable emoluments, as advised by the group’s Actuaries.

The last Actuarial Valuation of the principal scheme was carried out, using the attained age method, as at 31 March 2005 by Mercer Human Resource Consulting who are actuaries to the Scheme but are neither officers nor employees of the group.

The actuarial method used involved determining an appropriate future group contribution rate designed to fund the projected liabilities of the Scheme related to service subsequent to 1 January 1984 (see 41 (b)) over the remaining working lifetime of the current members. The primary financial assumption underlying the actuarial valuation was that the Scheme’s investments will earn a real rate of investment return, over and above salary inflation and pension increases, between 2.5% and 2.75% per annum. At the date of the last actuarial valuation, the market value of the pension scheme assets was €2,190 million and the actuarial valuation of the assets attributable to the pension fund was sufficient to meet more than 100% of the value of the scheme’s accrued liabilities making due allowance for future increases in salaries and pensions. The actuarial report is available for inspection by the members of the scheme at 114 St. Stephen’s Green West, Dublin 2. The actuarial report is not available for public inspection.

Mercer Human Resources Consulting also perform all annual valuations required under IAS 19.

The Group has applied the corridor approach, which leaves some actuarial gains and losses unrecognised as permitted by IAS 19 “Employee benefits”. The corridor approach has been applied retrospectively. Hence the cumulative actuarial gains and losses from the inception of the plan until the date of transition have been split into a recognised and an unrecognised portion.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

41. Pensions - continued

Pension scheme obligation

The status of the principal scheme is as follows:

	31 March 2005	31 March 2006
	€’m	€’m
Present value of funded obligations	(2,773)	(2,919)
Fair value of scheme assets	2,190	2,760

Benefit obligation in excess of scheme assets	(583)	(159)
Unrecognised actuarial losses	773	293

Asset recognised in the Balance Sheet	190	134

	31 March 2005	31 March 2006
	€’m	€’m
Movement in the asset recognised in the Balance Sheet
At beginning of year	205	190
Net expense recognised in Income Statement	(37)	(82)
Actual contributions	22	26

At end of year	190	134

The components of the amounts recognised in the income statement are as follows:

	31 March 2005	31 March 2006
	€’m	€’m
Current service cost	50	60
Charged to restructuring programme costs in prior year	(7)	—
Interest on obligation	109	131
Expected return on scheme assets	(129)	(142)
Net actuarial losses recognised in the year	14	33

Total included in income statement	37	82

Actual return on scheme assets	201	572

At 31 March 2005 and 2006, unrecognised actuarial losses exceeded the present value of the defined benefit obligation by more than 10%. From 31 March 2006 the excess amount of €1 million (2005: €496 million) will be recognised as a pension expense over the expected average remaining working lives of the employees. The average remaining service life per employees is 13 years (2005: 15 years). The expected contribution levels for the year ended 31 March 2007 are €27 million and the expected charge in the income statement is €19 million.

Pension scheme assets

The fair value of scheme assets as at 31 March 2006 was €2,760 million (2005: €2,190 million).

The table below presents a breakdown of the various types of investment in which the pension assets are invested:

	31 March 2005		31 March 2006
	€’m	%	€’m	%
Equities	1,493	68%	2,040	74%
Bonds	234	11%	141	5%
Property	377	17%	567	21%
Cash	86	4%	12	—

Total pension assets	2,190	100%	2,760	100%

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

41. Pensions - continued

At 31 March 2006 pension scheme assets include eircom Group plc shares with a fair value of €1 million (2005: €2 million).

Assumptions of actuarial calculations

The main financial assumptions used in the valuations were:

	31 March 2005	31 March 2006
Rate of increase in salaries	3.50%	3.50%
Rate of increase in pensions in payment	3.50%	3.50%
Discount rate	5.00%	4.75%
Expected return on scheme assets	6.50%	6.50%
Inflation assumption	2.25%	2.25%

Mortality assumptions – Pensions in payment - Implied life expectancy for 65 year old male	84 years	84 years
Mortality assumptions – Pensions in payment - Implied life expectancy for 65 year old female	87 years	87 years
Mortality assumptions – Future retirements - Implied life expectancy for 65 year old male	85 years	85 years
Mortality assumptions – Future retirements - Implied life expectancy for 65 year old female	88 years	88 years

Reduction in net liabilities at the balance sheet date assuming an increase in the discount rate applied of 0.25%	€144 million	€149 million
Reduction in net liabilities at the balance sheet date assuming a decrease in the salary and pension growth applied of 0.25%	€144 million	€149 million

The expected rate of return on scheme assets were:

	Long-term rate of return expected at 31 March 2005	Long-term rate of return expected at 31 March 2006
Equities	7.25%	7.50%
Bonds	3.75%	3.50%
Cash	3.00%	3.00%
Property	5.00%	6.25%

(b) The Irish Minister for Finance is responsible for meeting and discharging the liability of: (i) the pension costs of former staff of the Irish Department of Posts and Telegraphs who retired or died before the vesting Day (1 January 1984); (ii) costs in respect of the pension entitlements, related to pre-vesting day reckonable service, of staff who transferred to eircom from the Irish Civil Service. Such benefit payments are made from the eircom Number 2 Pension Fund, which was established in March 1999 and received a contribution of €1,016 million from the Irish Minister for Finance in accordance with arrangements set out in the eircom Superannuation (Amendment) Scheme, 1999. However, the Minister retains liability for these payments.

42. Operating Lease Commitments

At 31 March 2006 the group had annual commitments in respect of lease agreements in respect of properties, vehicles, plant and equipment, for which the payments extend over a number of years. The analysis of the group’s annual commitments is as follows:-

	2005		2006
	Property	Vehicles, plant and equipment	Property	Vehicles, plant and equipment
	€’m	€’m	€’m	€’m
Annual commitments under non-cancellable operating lease expiring:
Within one year	—	1	1	1
Within two to five years	—	3	9	3
After five years	20	—	22	—

	20	4	32	4

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

42. Operating Lease Commitments - continued

The total contracted payments due on operating leases are as follows:

2006
€’m
Payable
Within 1 year	36
Between 2 and 3 years	55
Between 4 and 5 years	42
Over 5 years	162

295

43. Contingent Liabilities

Allegations of anti-competitive practices

On 17 October 2002, ComReg determined that we were not in compliance with our obligations under the voice telephony regulations by providing telephone services to specific customers at prices which were not in accordance with the specific terms and conditions of our discount schemes and published prices. No penalties were levied on us as a result of this determination. By agreement with ComReg and at its direction, we put internal controls in place that we believe will prevent this from re-occurring and an independent audit of the related internal controls has been conducted. The final audit findings report, including management comments, and our statement of compliance were submitted to ComReg on 9 March 2005. If ComReg concludes that we are not complying with our obligations, ComReg could begin an enforcement action. If we are found to be in violation of applicable laws and regulations, we may become subject to substantial criminal and civil penalties and fines.

Ocean Communications Limited and ESAT Telecommunications Limited issued proceedings in the Irish High Court in December 2002 against us seeking damages including punitive damages resulting from the matters that were the subject of the ComReg decision. We submitted our defence on 26 January 2004. We intend to defend the proceedings vigorously. The plaintiffs submitted general particulars of their damages claim on 3 February 2004 under the headings loss of existing customers, loss of prospective customers, economic loss and loss of future profits. In those particulars, the plaintiffs have identified claims for loss of revenue on existing customers (€7.4 million), failure to meet the plaintiffs’ alleged budgeted growth (€25 million) and loss of revenue on the plaintiffs’ pricing (€5 million). The particulars also include further unquantified damages. The plenary summons and statement of claim of Ocean Communications Ltd and ESAT Communications Ltd were amended, inter alia, in April 2005 to include a claim for alleged breach of certain constitutional rights. Even if the plaintiffs could establish a liability on our part under each of these headings, we do not believe that these figures represent damages which would be properly recoverable from us.

Claims by Smart Telecom

On 8 June 2005, Smart Telecom instituted proceedings against eircom in the Irish High Court, challenging the validity of a notice of termination issued by eircom to Smart Telecom terminating the interconnection agreement between the parties, and alleging that the notice of termination is an abuse by eircom of its dominant position in the telecommunications market. Smart Telecom further alleges that eircom is abusing its dominant position by refusing to provide network access in the form of LLU to Smart Telecom in the manner required by Smart Telecom. Smart Telecom is seeking relief in the form of declarations that the notice of termination is invalid and an abuse of dominance, that eircom is abusing its dominance by failing to meet Smart Telecom’s LLU requirements and unspecified damages, including exemplary damages, for breach of contract and violation of the Competition Act 2002 and the EC Treaty.

An interlocutory injunction application by Smart Telecom was listed before the High Court on 19 October 2005, but the parties reached a settlement in respect of the interlocutory issues concerned. eircom delivered its defence in the proceedings on 23 December 2005.

eircom’s directors believe that the notice of termination was validly issued in accordance with the interconnection agreement, and that eircom provides access to its network fully in accordance with its obligations, and intends to defend the proceedings vigorously. Smart Telecom submitted general particulars of their damages claim under the headings wasted expenditure (€1.6 million), delayed sales/lost customers (€3.8 million per annum), and capitalisation of losses (€41.7 million per annum). Even if Smart Telecom could establish liability on eircom’s part under each of these headings, eircom’s directors do not believe that these figures represent damages that would be properly recoverable from eircom.

Demerger of our previous mobile communications business

In connection with the demerger of Eircell in May 2001 and its subsequent acquisition by Vodafone Group, we indemnified Eircell and Vodafone Group against various matters, including for breaches of warranties given by us pursuant to our agreements with them. Notice of any breach of these warranties was required to be given by May 2003, except for taxation warranties, which, in most cases, must be given by the sixth anniversary of completion of the demerger. No notices of breach have been received to date. Our liability for a breach of the warranties is limited to €500 million (with certain exceptions, e.g., with respect to stamp and capital duty taxes or fraudulent actions), subject to deductibles and other limitations set forth in our agreement with them. We also agreed to indemnify Eircell and Vodafone Group for various costs and liabilities.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

43. Contingent Liabilities - continued

Other

We gave customary corporate and tax warranties to Promedia GCV in connection with our exit from Golden Pages. The liability period for non-tax warranties has expired. Our liability under the tax indemnity and undertaking is generally capped at €10 million, and notice of any breach must be given by 23 May 2009.

We gave customary tax warranties and indemnities to NTL Communications Corporation in connection with the disposal of our shareholding in Cablelink Limited. The liability period for non-tax warranties has expired. Notice of any breach in respect of tax warranties must be given by 9 July 2006, and our liability is capped at approximately €500 million.

Other than disclosed above, a number of other lawsuits, claims and disputes with third parties including regulatory authorities have arisen in the normal course of business. While any litigation has an element of uncertainty, the directors believe that there were no contingent liabilities which would have a material adverse effect on the group’s financial position.

In the normal course of business, we have entered into contracts involving the exchange or purchase and sale of foreign currencies and various performance bonds. No material losses are expected in respect of these transactions other than losses for which provision has been made in the financial statements.

44. Guarantees

Senior Credit Facility

The Senior Credit Facility consists of a €1.330 billion credit facility which has the benefit of guarantees of all amounts payable by a borrower under the terms of the Senior Credit Facility. The Senior Credit Facility and its related guarantee are secured, amongst other things, by a charge of the shares in eircom Limited and ITI and a fixed and floating charge over the assets (subject to some exceptions) of Valentia Telecommunications, eircom Limited and ITI.

The borrowers under the Senior Credit Facility are Valentia Telecommunications and eircom Limited. Valentia Telecommunications is the borrower of the €1.180 billion term loan facility and eircom Limited is a borrower under the €150 million revolving credit facility, which is currently undrawn.

The obligations of Valentia Telecommunications, eircom Limited and ITI under the Senior Credit Facilities are guaranteed by Valentia Telecommunications, eircom Limited and ITI.

Valentia Telecommunications has granted a security interest over substantially all of its assets, including a fixed charge over all estates and freehold interests; benefits, rights, title and interest in contracts or leases; equipment; securities; intellectual property; insurance proceeds; debts, revenue and claims and accounts and a floating charge over all of its other undertakings and assets. In addition, the shares of eircom Limited have been charged in favour of Deutsche Bank AG London as security agent for the creditors under the senior credit facility.

eircom Limited and ITI have granted a security interest over substantially all of their assets, including a demise over their mortgaged property, fixed charges over all registerable mortgaged property; estates and freehold interests; benefits, rights, title and interest in contracts or leases; equipment; shares and derivative assets; securities; intellectual property; insurance proceeds; debts, revenue and claims; rights from the local authority under covenants, agreements or statute and accounts and a floating charge over all of its other undertakings and assets.

Senior Notes

There is a full and unconditional guarantee of all amounts of Senior Notes payable. This is a senior, unsecured obligation by eircom Limited, ranking equally in right of payment with all existing and future unsecured senior indebtedness of eircom Limited.

Senior Subordinated Notes

Both Valentia Telecommunications and eircom Limited have guaranteed all amounts payable in respect of all Senior Subordinated Notes. The Valentia Telecommunications guarantee is an unsecured, senior subordinated obligation which ranks junior in right of payment to all existing and future senior indebtedness of Valentia Telecommunications, including the Senior Credit Facility and the Senior Notes, and ranks at least equally in right of payment with any existing or future unsecured subordinated indebtedness of Valentia Telecommunications. The eircom Limited guarantee of all amounts payable under the Senior Subordinated Notes is an unsecured senior subordinated obligation which ranks junior in right of payment to all existing and future senior indebtedness of eircom Limited, including its obligation under the Senior Credit Facility, and ranks at least equally in right of payment with any existing or future unsecured subordinated indebtedness of eircom Limited. In addition, eircom Group plc has also guaranteed on a subordinated basis all amounts payable in respect of all Senior Subordinated Notes. The eircom Group plc guarantee is a general, unsecured subordinated obligation which ranks junior in right of payment to all existing and future senior indebtedness of eircom Group plc.

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

45. Commitments

Preference Shares

The holders of certain preference shares have the right to require the company to redeem such shares at the redemption price and dates as set out in Note 28 to the financial statements.

Capital Commitments

Capital commitments of the group which have been contracted for were €108 million at 31 March 2006 (2005: €33 million). These amounts have been approved by the Board.

46. Related party transactions

eircom Group plc is the ultimate parent company and controlling party of Valentia Telecommunications and its subsidiaries. The principal subsidiary and associated undertakings are disclosed in note 39.

The following transactions were carried out with related parties:

a) Key management compensation

	31 March 2005	31 March 2006
	€’m	€’m
Salaries and other short-term employee benefits	4.6	5.5
Post-employment benefits	0.6	0.6
Share-based payments	—	—

	5.2	6.1

b) Loans between related parties

Company

	31 March 2005	31 March 2006
	€’m	€’m
Loans from group undertakings:
Beginning of year	20	30

Loan advanced during the year	13	—

Loan repayments received	(3)	—

End of year (Note 33)	30	30

Loans to group undertakings:
Beginning of year	—	—

Loan advanced during the year	—	184

Loan repayments received	—	(15)

End of year (Note 24)	—	169

Dividends receivable from group undertakings:
Beginning of year	—	105

Dividends receivable during the year	105	—

End of year (Note 24)	105	105

47. Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for the group’s accounting periods beginning on or after 1 April 2006 or later periods but which the group has not early adopted, as follows:

eircom Group plc

Notes to the Financial Statements – (continued)

For the Year Ended 31 March 2006

47. Standards, interpretations and amendments to published standards that are not yet effective - continued

IAS 19 (Amendment), Employee Benefits (effective for annual periods beginning from 1 January 2006). This amendment introduces the option of an alternative recognition approach for actuarial gains and losses. It may impose additional recognition requirements for multi-employer plans where insufficient information is available to apply defined benefit accounting. It also adds new disclosure requirements. As the group does not intend to change the accounting policy adopted for recognition of actuarial gains and losses and does not participate in any multi-employer plans, adoption of this amendment will only impact the format and extent of disclosures presented in the financial statements. The group will apply this amendment in the financial year ended 31 March 2007.

IAS 21 (Amendment), Net investment in a foreign operation (effective for annual periods beginning from 1 January 2006). This amendment amends the treatment of the recognition of exchange differences and the net investment in a foreign operation. Management considered this amendment to IAS 21 and concluded that it is not relevant to the group.

IAS 39 (Amendment), Cash Flow Hedge Accounting of Forecast Intragroup Transactions (effective for annual periods beginning from 1 January 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into that transaction; and (b) the foreign currency risk will affect consolidated profit or loss. This amendment is not relevant to the group’s operations, as the group does not have any intragroup transactions that would qualify as a hedged item in the consolidated financial statements as of 31 March 2006 and 31 March 2005.

IAS 39 (Amendment), The Fair Value Option (effective for annual periods beginning from 1 January 2006). This amendment changes the definition of financial instruments classified at fair value through income statement and restricts the ability to designate financial instruments as part of this category. The group believes that this amendment should not have a significant impact on the classification of financial instruments, as the group should be able to comply with the amended criteria for the designation of financial instruments at fair value through income statement. The group will apply this amendment in the financial year ended 31 March 2007.

IFRS 1 (Amendment), First-time Adoption of International Financial Reporting Standards and IFRS 6 (Amendment), Exploration for and Evaluation of Mineral Resources (effective for annual periods beginning from 1 January 2006). These amendments are not relevant to the group’s operations, as the group does not carry out exploration for and evaluation of mineral resources.

IFRS 6, Exploration for and Evaluation of Mineral Resources (effective for annual periods beginning from 1 January 2006). IFRS 6 is not relevant to the group’s operations, as the group does not carry out exploration for and evaluation of mineral resources.

IFRS 7, Financial Instruments: Disclosures, and a complementary Amendment to IAS 1, Presentation of Financial Statements - Capital Disclosures (effective for annual periods beginning from 1 January 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in IAS 32, Financial Instruments: Disclosure and Presentation. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The group assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The group will apply IFRS 7 and the amendment to IAS 1 in the financial year ended 31 March 2008.

IFRIC 4, Determining whether an Arrangement contains a Lease (effective for annual periods beginning from 1 January 2006). IFRIC 4 requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfilment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Management is currently assessing the impact of IFRIC 4 on the group’s operations.

IFRIC 5, Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds (effective for annual periods beginning from 1 January 2006). IFRIC 5 is not relevant to the group’s operations.

IFRIC 6, Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment (effective for annual periods beginning from 1 December 2005). IFRIC 6 will not have a material impact on the group’s operations. The group will apply IFRIC 6 in the financial year ended 31 March 2007.

IFRIC 7, Applying the restatement approach under IAS 29 Financial Reporting in hyperinflationary economies (effective for annual periods beginning 1 March 2006). IFRIC 7 is not relevant to the group’s operations.

IFRIC 8, Scope of IFRS 2 (effective for annual periods beginning 1 May 2006). IFRIC 8 will not have a material impact on the group’s operations. The group will apply IFRIC 8 in the financial year ended 31 March 2008.

IFRIC 9, Re-assessment of embedded derivatives (effective for annual periods beginning 1 June 2006). IFRIC 9 will not have a material impact on the group’s operations. The group will apply IFRIC 9 in the financial year ended 31 March 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Group plc (Registrant)

	By:	/s/ DR. PHILIP NOLAN
(Signature)
	Name:	Dr. Philip Nolan
Date: May 15, 2006	Title:	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valentia Telecommunications (Registrant)

	By:	/s/ DR. PHILIP NOLAN
(Signature)
	Name:	Dr. Philip Nolan
Date: May 15, 2006	Title:	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Funding (Registrant)

	By:	/s/ DR. PHILIP NOLAN
(Signature)
	Name:	Dr. Philip Nolan
Date: May 15, 2006	Title:	Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eircom Limited (Registrant)

	By:	/s/ DR. PHILIP NOLAN
(Signature)
	Name:	Dr. Philip Nolan
Date: May 15, 2006	Title:	Chief Executive Officer

Exhibit 99.1

Valentia Telecommunications

eircom Group plc, the parent company of Valentia Telecommunications, today announced their preliminary results to 31 March 2006. A copy of the results is attached.

CONTACT:

eircom Group plc

Jennifer Creevey, Investor relations

Phone: (+353) 1 701 5107 or (+353) 1 701 5491

15th May 2005